Form 10KSB, Exhibit 13
period 1996-07-31
TITAN TECHNOLOGIES INC
filed 1996-10-28
CIK 932144

TITAN TECHNOLOGIES, INC.

ANNUAL REPORT TO SHAREHOLDERS
FOR THE FISCAL YEAR ENDED JUNE 30, 1996

The Company
-----------

The Company's principal operations are conducted by its wholly owned subsidiary Tire Recycling Technologies Corporation ("TRTC"), a New Mexico corporation. TRTC has developed and is currently marketing commercial scale plants capable of converting scrap tires into high quality, readily marketable oil, steel, and carbon black. The Company is offering for sale to interested operators on a turnkey basis a completed, licensed and operational tire recycling plant together with a license with the Company for the use of the Company's TRTC process that is discussed below.

The TRTM-60 technology was developed to meet the world-wide need for an economically viable method for the permanent disposal of tires. Stockpiled tires and the risks associated with them, from mosquito production to fire hazard, have become a significant environmental problem. Legislation has been introduced and passed in many states controlling tire disposal, storing and transportation. Massachusetts, Minnesota and Wisconsin have established programs to eliminate stockpiles of tires. Fourteen states have adopted or plan to adopt tax measures to provide the resources to eliminate tire stockpiles, while thirteen other states have established or will establish grants or subsidy arrangements for tire recycling and disposal.

The Company's Management believes that the Company's process is unique in the industry in that it operates continuously at the unusually low temperature of 450 degrees Farenheit rather than competing pyrolytic technologies, which typically function at temperatures of 1000 degrees Farenheit and greater. The low temperature at which the Company's process operates translates into cost efficiencies by using less energy to operate and reduced wear and tear on the equipment. The low temperatures result in qualitative enhancement of the end products generated by the process.

The TRTM-60 technology is proprietary, however, two patent applications have been filed relating to the technology. The feedstock used in the process consists of shredded tires.

The TRTM-60 Technology employs catalytic destructive distillation, which, unlike known competing scrap tire recovery systems, is true tertiary recycling: the original elements that went into making the tires, primarily oil, steel and carbon black, are reclaimed in near virgin form.

The entire tire recycling process is a closed system. The only emissions are the exhaust gases from firing the retort burners. Because methane and other components of the gas fraction are clean burning, release of pollutants to the atmosphere is minimal. The only nonresalable materials from the process are the small quantities of ash and dirt produced that are landfilled.

During fiscal 1995, Dong Kook Steel Material Company, Ltd. ("Dong Kook"), a Republic of Korea corporation, has completed construction of two plants in the Republic of Korea that employ the TRTM-60 process. One of the plants is located approximately twenty miles from the city of Chong Ju, while the other is located approximately two miles from Taegu City. Each of these plants is capable of processing approximately 60 tons of scrap tires per day and is estimated to produce approximately 150 barrels of oil, 6 tons of steel, and 17 tons of carbon black per day.

With the completion of the first two plants using the Company's process, Management expects that its technology will gain wider publicity and additional sales of plants incorporating its technology will occur at an increasing rate. Management estimates that a community or group of communities with a population of approximately one million people would economically support one of its plants, while centers with greater populations could economically support more than one such plant.

Recoverable Products
--------------------

Oil: The oil recovered by the Company's tire recycling process is a 34.1 gravity extender oil, oil with an extremely high percentage of usage fuels, that is used primarily to lighten heavier oils either before or after refining. It can also be used in the manufacture of carbon black and rubber products. The oil has a high content of kerosene and light gas, as well as gasoline.

A TRTC-60 tire recycling plant typically recovers about one gallon of oil per tire. At 60 ton capacity, a plant is capable of recovering 150 barrels of oil per day from sixty tons of tires.

Carbon Black: The carbon black recovered by the TRTM-60 tire recycling process is a semi-reinforcing carbon black. North America manufacturing facilities consume nearly 3 billion pounds of carbon black annually, of which 50 percent are of the semi-reinforcing type.

Carbon black, when combined with rubber, substantially increases the hardness and durability of the product. The wear characteristic of carbon black is a function of the particle size. The finer the particles, the better the rubber reinforcing properties. Particle size is measured by numerical grade, in nanometers (nm). The highest grade with particle sizes under 20 nm is designed as super abrasion furnace. The lowest grades are the semi-reinforcing furnace blacks with particle sizes from 50 nm to 1000 nm.

At sixty ton capacity, the TRTC tire recycling plant is capable of recovering 30,000 pounds of carbon black per day.

Steel: In general, 10 percent of the weight of a tire is steel, assuming it is a steel belted tire. At full capacity, the TRTC tire recycling plant should recover six tons of steel per day. The market price for such steel varies, but generally commands a price of between $30.00 and $60.00 per ton.

Proposed Technologies.
---------------------

     The Company, with the assistance and through an arrangement with and under the direction of Adherent Technologies, a company owned by Dr. Ronald E. Allred, is currently working on the initial development efforts to create a low-temperature catalytic conversion process for reclaiming waste plastics and other organic materials. It is believed by management that the Company, through Adherent Technologies, has developed a new and unique process that will allow efficient and economical reclamation of many types of waste plastics by turning them into valuable fuels and chemical products. Initial testing has been extremely encouraging and Adherent Technologies' research has been funded by a Small Business Innovative Research Grant from the United States Air Force, by the Defense Department's Advanced Research Products Agency and by Sandia National Laboratories. The effort to develop this new technology is in its formative stages and has not yet been proven viable.

All developments relating to the technology will belong to the Company, but the Company is not obligated by contract or otherwise to reimburse any research and development expenses incurred by Adherent Technologies for the last two fiscal years.

In addition, Adherent Technologies has undertaken the preliminary development of processes relating to coal gasification. At this time the Company has not demonstrated that the coal gasification technology can be implemented commercially, and final development of the process or commercial implementation of the process may never be proven.

Recently the Company entered into two option agreements relating to the further development of its technology as it relates to the recovery of oil spills, recycling used motor oil and the depolymerization of carbon fiber reinforced composite materials. The first agreement is with Abtech Industries, LLC, an Arizona corporation. Abtech Industries, LLC is a corporation whose business is the recovery of oil based spills. The Company and Abtech Industries, LLC believe that through the affiliation of each company's technology a more economic way may be found to recover the oil from such oil based spills and to also recover used motor oil. The second agreement is with Fiberite, Inc., also an Arizona corporation, whose business is the manufacture of impregnated organic matrix composite materials for use by industry and military. The agreement with Fiberite, Inc. looks to developing a method, using the Company's technology and Fiberite, Inc.'s knowledge of its materials, for the recycling of carbon fiber reinforced composite materials. The structure through which each of these other companies and Titan will participate in the operations and income, if any, from any developed operation has not yet been finalized. The Company, with the assistance of Adherent Technologies, is pursuing the development of these two possible areas of business.

Management's Discussion and Analysis or Plan of Operation.
---------------------------------------------------------

The Company's primary activities are to manufacture and sell commercial plants designed to recycle waste tires, which plants will be granted a license to utilize the Company's technology subject to a reservation of a royalty relating to the sale from the plant of the various products produced and sold from it. The Company's business is to manufacture large capacity recycling plants capable of processing 100 tons or more of tires per day and to sell those plants to be operated by governments or individuals. Two plants are now operating in Korea while a third is being designed for construction in Austria. Additionally, the Company performs ongoing research and analysis devoted to establishing a technology for the commercial recycling of plastics. Recently the Company entered into option arrangements with two Arizona corporations looking toward combining certain knowledge and technology owned by those corporation with certain of the knowledge and technologies developed by the Company (see discussion above). It is hoped that these associations will lead to an expanded use of the Company's technology.

The Company has narrowed the focus of its activities to the refinement of its underlying technology and its development for various applications within the field of depolymerization. In doing so, the Company has continued to conduct its operations in a way to minimize overhead and the incurrence of long term debt by contracting out both manufacturing and ongoing research, which it has managed to do at virtually no cost to the Company. To facilitate marketing, the Company has entered into strategic alliances with such Companies as Dowon Company Ltd. and Environmental Solutions Agency. Through these alliances, the Company has obtained worldwide coverage of the potential market for its products, and, as a result of these alliances, the Company has generated interest in the TRTC recycling system and is now engaged in negotiations for the sale of its systems throughout the world. By pursuing the strategy Titan has with respect to manufacturing, research, and marketing, the Company has achieved leverage over vast resources which are normally not available to a Company undertaking the development and marketing of new technology.

The Company's research on plastic recycling is being conducted through an arrangement with Adherent Technologies, a research laboratory operated by Ronald Allred, a Company Director. Adherent Technologies has received contracts from the Department of the Army and from the U.S. Air Force to apply to research on the Company's plastic technology directed toward the depolymerization of carbon fiber reinforced composite materials. Adherent has also received a significant grant from the Advanced Research Project Agency of the Department of Defense for recycling scrap electronic components such as used computers, FAX machines, copiers, etc. The Company is not responsible for reimbursing Adherent Technologies any of that company's expenses related to such research. Management believes that this contract is sufficient to cover all research the expenses that may be by required Adherent Technologies to evaluate the technology.

Results of Operations
---------------------

The delay in completion of the TRTC Korean plants had a material and adverse impact upon the Company's ability to market additional plants. Prospective purchasers have awaited the ongoing operations of the Korean plants to measure their economics. Management believes that these delays are behind the Company and the marketing of additional plants will occur during the current fiscal year. During the year ended July 31, 1996, the Company had no revenue from plant licensing while in 1995 the Company had $302,500 of revenue from such licensing. Total revenues were only $15,420 in fiscal 1996, compared to $ 333,967 in fiscal 1995. As a result of the lack of revenue and the ongoing operating expenses and costs associated with completion of the Korean plants, the Company experienced a loss of $369,051 during the current fiscal year compared to a net loss of $27,448 for the previous fiscal year. Presently, management is negotiating several transactions and anticipates further licensing revenue in 1997, but cannot assure when closings will occur.

Financial Condition
-------------------

The Company's cash position improved from $169,493 in fiscal 1995 to $272,714 in fiscal 1996, due to the sale of Company shares in reliance upon certain exemptions from registration under the Securities Act of 1933, as amended. During the year, the Company sold a total 1,111,111 shares of its common stock from which it received, after costs, $450,000, which it has used as operating capital. Also during the year the Company granted options to purchase an aggregate of 2,000,000 shares for a total consideration, if all options are exercised, of $1,750,000. These options will expire on February 12, 1997 if not exercised by the option holders or extended by the Company prior to that date. Any proceeds received by the Company from the exercise of the options, which exercise cannot be assured, will be used by the Company as working capital.

The Company's costs and expenses of operations increased from $313,025 in 1995 to $384,471 in 1996. Operations provided no revenue during the current fiscal year, but used cash of $345,886, while in 1995 operating cash used exceeded cash provided by $27,984. Because of this shortfall of income, the Company has been forced to secure operating funds through the sale of shares of its common stock and the borrowing of money. After the end of the current fiscal year the Company borrowed $112,000, which loan is repayable in September 1997 and bears interest at the rate of 12%. Management believes that the proceeds of this sale of common stock and the borrowing substantially improved its liquidity and have provided adequate funds to meet the Company's operating needs for the next fiscal year.

MARKET PRICE OF AND DIVIDENDS ON COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information: The Company's common stock is listed on the NASD's bulletin board under the symbol " TITT" and is traded over the counter. . The high and low bid prices for the Company's common stock for the past two years, as furnished by National Quotation Bureau, Inc. is as follows::

                                         High         Low
Quarter ended September 30, 1994:       $ 1.12     $ 0.5625
Quarter ended December 31, 1994:        $ 1.12     $ 0.5625
Quarter ended March 31, 1995: ...       $ 1.12     $ 0.5625
Quarter ended June 30, 1995: ....       $ 1.00     $ 0.24
Quarter ended September 30, 1995:       $ 0.68     $ 0.5625
Quarter ended December 31, 1995:        $ 0.37     $ 0.3125
Quarter ended March 31, 1996: ...       $ 1.06     $ 0.625
Quarter ended June 30, 1996 .....       $ 1.84     $ 1.53125

Dividends: The Company has never paid dividends and its earnings have not warranted such payment. However, it should be anticipated that, should the Company experience earnings that might otherwise warrant the payment of dividends, the possible future business development needs of the Company could result in no dividends being paid in the foreseeable future.

On September 30, 1994, there were 895 shareholders of holders of record.

Shareholders:   At  October  20,  1996,  the  Company  had   approximately   958
shareholders of record.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORMS 10-KSB FOR THE FISCAL YEAR ENDED JULY 31, 1996 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON APRIL 30, 1996. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO BRUCE R. CLARK, SECRETARY, TITAN TECHNOLOGIES, INC., 3202 CANDELARIA ROAD, N.E., ALBUQUERQUE, NEW MEXICO 87107.


Report of Independent Certified Public Accountants


The Shareholders
Titan Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Titan Technologies, Inc. and Subsidiaries, as of July 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Titan Technologies, Inc. and Subsidiaries, as of July 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.



GRANT THORNTON LLP


Oklahoma City, Oklahoma
August 22, 1996 (except for Note L, as to
                 which the date is September 25, 1996)


                    Titan Technologies, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                                    July 31,


                             ASSETS                      1996           1995
                                                     -----------    -----------

CURRENT ASSETS
  Cash (note A7) .................................   $   272,714    $   169,493
  Accounts receivable - stockholder ..............           609            609
                                                     -----------    -----------

             Total current assets ................       273,323        170,102

PROPERTY AND EQUIPMENT - AT COST (note A3)
  Furniture and fixtures .........................         5,737          5,737
  Machinery ......................................         2,738          2,738
                                                     -----------    -----------
                                                           8,475          8,475
    Less accumulated depreciation ................         6,732          5,374
                                                     -----------    -----------
                                                           1,743          3,101

OTHER ASSETS (notes A4, D, F, and L)
  Trade secrets, net of accumulated
    amortization of $56,995 in 1996
    and $44,915 in 1995 ..........................        76,482         88,562
                                                     -----------    -----------

                                                     $   351,548    $   261,765
                                                     ===========    ===========
     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable ...............................   $     5,093    $     1,398
  Current maturities of note payable
    to stockholder (notes F and L) ...............        10,651          5,542
  Accrued interest payable .......................         5,301           --
  Accrued liability to stockholder
    (notes B and L) ..............................       150,000        150,000
  Other accrued liabilities ......................         3,831          3,100
                                                     -----------    -----------

             Total current liabilities ...........       174,876        160,040

NOTE PAYABLE TO STOCKHOLDER, net of current
  maturities (notes F and L) .....................        71,683         77,685

STOCKHOLDERS' EQUITY (note I)
  Common stock - no par value; authorized,
    50,000,000 shares; issued and outstanding,
    18,236,411 shares in 1996 and 17,125,300
    shares in 1995 ...............................     1,160,694        710,694
  Accumulated deficit ............................    (1,055,705)      (686,654)
                                                     -----------    -----------
                                                         104,989         24,040
                                                     -----------    -----------

                                                     $   351,548    $   261,765
                                                     ===========    ===========

         The acompanying notes are an integral part of these statements


                    Titan Technologies, Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                              Year ended July 31,


                                                      1996             1995
                                                  ------------     ------------

Revenues
  Plant licensing ............................    $       --       $    302,500
  Other income ...............................          15,420           15,547
  Gain from sale of subsidiary (note H) ......            --             15,920
                                                  ------------     ------------
                                                        15,420          333,967

Costs and expenses
  General and administrative .................         320,306          259,853
  Outside services ...........................          44,261           30,284
  Depreciation and amortization ..............          13,438           15,070
  Interest ...................................           6,466            7,818
                                                  ------------     ------------
                                                       384,471          313,025

             Net earnings (loss)
               before income taxes ...........        (369,051)          20,942

Provision for income taxes (note E) ..........            --             48,390
                                                  ------------     ------------

             NET LOSS ........................    $   (369,051)    $    (27,448)
                                                  ============     ============

Weighted average common shares outstanding ...      18,044,630       17,125,300
                                                  ============     ============

Net loss per common share ....................    $       (.02)    $       --
                                                  ============     ============

         The acompanying notes are an integral part of these statements


                    Titan Technologies, Inc. and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       Years ended July 31, 1996 and 1995

                                                 Common stock
                                                 no par value
                                           -------------------------   Accumulated
                                             Shares        Amount        deficit        Total
                                           -----------   -----------   -----------    -----------
Balance at August 1, 1995 ..............    17,125,300   $   710,694   $  (659,206)   $    51,488

Net loss ...............................          --            --         (27,448)       (27,448)
                                           -----------   -----------   -----------    -----------

Balance at July 31, 1995 ...............    17,125,300       710,694      (686,654)        24,040

Sale of 1,111,111 shares of common stock     1,111,111       450,000          --          450,000

Net loss ...............................          --            --        (369,051)      (369,051)
                                           -----------   -----------   -----------    -----------

Balance at July 31, 1996 ...............    18,236,411   $ 1,160,694   $(1,055,705)   $   104,989
                                           ===========   ===========   ===========    ===========

          The acompanying notes are an integral part of this statement

                    Titan Technologies, Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Year ended July 31,


                                                           1996         1995
                                                         ---------    ---------

Increase (Decrease) in Cash

Cash flows from operating activities
  Cash received for plant licensing ..................   $    --      $ 302,500
  Interest received ..................................      15,420       15,547
  Cash paid to suppliers and subcontractors ..........    (360,141)    (290,758)
  Cash paid for interest .............................      (1,165)      (6,883)
  Cash paid for income taxes .........................        --        (48,390)
                                                         ---------    ---------
                Net cash used in
                  operating activities ...............    (345,886)     (27,984)

Cash flows from investing activities
  Acquisition of property and equipment ..............        --           (984)
  Proceeds from sale of subsidiary ...................        --             10
                                                         ---------    ---------
                Net cash used in
                  investing activities ...............        --           (974)

Cash flows from financing activities
  Payments on borrowings .............................        (893)      (5,117)
  Proceeds from sale of common stock .................     450,000         --
                                                         ---------    ---------
                Net cash provided by (used in)
                  financing activities ...............     449,107       (5,117)
                                                         ---------    ---------

                NET INCREASE (DECREASE) IN CASH ......     103,221      (34,075)

Cash at beginning of year ............................     169,493      203,568
                                                         ---------    ---------

Cash at end of year ..................................   $ 272,714    $ 169,493
                                                         =========    =========

Reconciliation of Net Loss to Net Cash Used in
  Operating Activities

Net loss .............................................   $(369,051)   $ (27,448)

Adjustments to reconcile net loss to net cash
  used in operating activities
  Depreciation and amortization ......................      13,438       15,070
  Gain from sale of subsidiary .......................        --        (15,920)
  Change in assets and liabilities, net of
    effects of sale of Aegis Corporation
    Increase (decrease) in accounts payable ..........       3,695         (533)
    Increase in accrued interest payable .............       5,301          934
    Increase (decrease) in accrued liabilities .......         731          (87)
                                                         ---------    ---------

                Net cash used in operating activities    $(345,886)   $ (27,984)
                                                         =========    =========

         The acompanying notes are an integral part of these statements


                    Titan Technologies, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

   1. Consolidation

   The consolidated financial statements include the accounts of Titan Technologies, Inc. (the "Company") and Aegis Technologies Corporation ("Aegis") (see Note H) and Tire Recycling Technologies Corporation ("Tire Recycling"), its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

   2. Nature of Operations

   The Company, located in Albuquerque, New Mexico, is a holding company which invests in businesses developing new technology. Tire Recycling, also located in Albuquerque, developed a tire recycling process which is marketed throughout the world. Tire Recycling has licensed its technology for use in two operating recycling plants in South Korea.

   3. Property and Equipment and Accumulated Depreciation

   Depreciation is provided using straight-line and accelerated methods over economic lives of five to seven years.

   4. Amortization

   Trade secrets are amortized using the straight-line method over ten years.

   5. Income Taxes

   The Company provides for deferred income taxes relating to carryforwards and temporary differences between the bases of certain assets and liabilities for financial and tax reporting purposes.

   Tire Recycling has elected to deduct research and development expenses in the year paid or incurred. All companies file separate income tax returns.

   6. Revenue Recognition

   Revenue from the license of technology for plants is recognized when all material services relating to the contract have been substantially performed by the Company. On contracts where the Company acts only as technical adviser during the construction, substantial performance is generally defined as installation of the catalyst. Any amounts received under the contracts prior to the installation of the catalyst are treated as deferred revenue and are not recognized as revenue until substantial performance under the contract has occurred.

   Direct expenses under contracts are deferred and are matched against contract revenue when substantial performance occurs. The deferred expenses are evaluated periodically under the contract terms to ensure they are recoverable under the contract.

   7. Cash

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

   8. Net Loss Per Common Share

   Net loss per common share is calculated using the weighted average number of shares outstanding during each year. Common stock equivalents are included in periods where such effects are dilutive.

   9. Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

   10. Recently Issued Accounting Pronouncements

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. SFAS 121 also addresses the accounting for long-lived assets for which disposal is expected. The Company will adopt SFAS 121 in the first quarter of the year ended July 31, 1997; however, the effect of adoption has not been determined.

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Application of SFAS 123 will require the Company to make an election to value stock options under a fair value based method as prescribed by SFAS 123 or continue using the method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Initial adoption is required in the Company's fiscal year beginning August 1, 1996. The Company has not yet decided on which valuation method will be elected.

NOTE B - SALE OF LICENSES AND MARKETING RIGHTS

   During the year ended July 31, 1996, the Company granted tire recycling license rights for Europe, Australia, New Zealand, and South Africa to a company. The agreement requires the payment of license fees of $1,500,000 to $2,500,000 to the Company for each plant constructed and royalties of 3.5% of the gross sales price of by-products from the plants. No plants are scheduled for construction at July 31, 1996.

   Marketing agreements with current marketers for North American and Asian rights require, among other things, the marketers to sell certain numbers of plants per year, and require payment to the Company, by the owner of the plant, of a 7.5% royalty on the net sales of by-products. Unless other arrangements are negotiated, the plants will be constructed by the Company and sold to the marketer at cost of the plant, plus a one-third markup on plant and installation cost. As a result of the repurchase of marketing rights from a previous marketer, the Company must pay $400,000 to the former owner of the rights for any plant sale or license of technology made to any one of approximately sixty-seven specifically-identified corporations.

   An agreement with the developer of the recycling process provides for the payment of consulting fees of approximately $150,000 on every completed plant by the Company. A liability of $150,000 is reflected at July 31, 1996 and 1995 for commissions relating to the year ended July 31, 1994 (Note L).

NOTE C - RELATED PARTY TRANSACTIONS

   Land rental of $5,500 and $6,000 for a research site was paid to a stockholder during the years ended July 31, 1996 and 1995, respectively.

NOTE D - TRADE SECRETS

   In November, 1990, Tire Recycling acquired certain assets, including all proprietary rights to a process for the conversion of scrap tire rubber into its component elements. Tire Recycling gave 2,400,000 shares of its common stock with no determinable value and $100,000 in cash for these assets and approximately $18,000 was allocated to technology received. In October, 1991, Tire Recycling acquired certain trade secrets by issuing a noninterest-bearing note with a face value of $200,000 and a present value of approximately $110,000. These agreements have no terminable life, and are being amortized on a straight-line basis over a period of ten years (Note L).

NOTE E - INCOME TAXES

   The income tax provision is reconciled to the tax computed at statutory rates as follows:

                                                               July 31,
                                                       ------------------------
                                                         1996           1995
                                                       ---------      ---------

Tax expense (benefit) at statutory rates .........     $(125,477)     $   7,120
State income taxes ...............................          --            1,096
Change in valuation allowance, net of
  effect of subsidiary sold ......................       123,866         48,390
Other ............................................         1,611         (8,216)
                                                       ---------      ---------
                                                       $    --        $  48,390
                                                       =========      =========

   Income tax expense was  comprised of the  following  for the years ended July
   31:

                                                     1996                 1995
                                                    -------              -------

Current
  Federal ............................              $  --                $  --
  State ..............................                 --                   --
  Foreign ............................                 --                 48,390
                                                    -------              -------
                                                       --                 48,390

Deferred
  Federal ............................                 --                   --
  State ..............................                 --                   --
  Foreign ............................                 --                   --
                                                    -------              -------
                                                    -------              -------
                                                    -------              -------

                                                    $  --                $48,390
                                                    =======              =======

   The companies report and incur income tax liabilities on a separate basis. At July 31, 1996, the Company and Tire Recycling have loss carryforwards of approximately $3,000 and $963,000, respectively, which can be used to reduce their taxable income and will expire in 2005 through 2011. The companies have elected under Internal Revenue Code section 1561(a) to apportion all taxable income brackets to Tire Recycling.

   At July 31, 1996, Tire Recycling has a "research credit" of $49,076 available to offset income tax liabilities through 2006 and a "foreign tax credit" of $145,179 available to offset income tax liabilities through 2000.

   Amounts of deferred tax assets and valuation allowance are as follows at July 31:

                                                            1996         1995
                                                          --------      --------

Deferred tax assets
  Net operating loss carryforwards .................      $376,819      $229,429
  Research credit ..................................        49,076        49,076
  Foreign tax credit ...............................       145,179       145,179
  Excess tax bases of accounts receivable
    over financial accounting bases ................          --          23,524
                                                          --------      --------
                                                           571,074       447,208
      Less valuation allowance .....................       571,074       447,208
                                                          --------      --------

            Net deferred tax asset .................      $   --        $   --
                                                          ========      ========

   Due to a change in controlling ownership of Tire Recycling in 1991, the use of net operating losses arising prior to the change in controlling ownership of approximately $445,000 will be limited in any year to an amount determined by multiplying the value of the respective company's equity just prior to the ownership change by the federal long-term exempt rate. Any unused limitation may be carried forward and added to the next year's limitation.

NOTE F - NOTE PAYABLE TO STOCKHOLDER

   Note payable to stockholder consists of the following at July 31:

                                                            1996          1995
                                                           -------       -------

To a patent developer, repayable in
  monthly installments of 1% of gross
  revenues of Titan Technologies, Inc. .............
  or $1,000, whichever is greater;
  collateralized by rights in technology ...........       $82,334       $83,227
    Less current maturities ........................        10,651         5,542
                                                           -------       -------

                                                           $71,683       $77,685
                                                           =======       =======

   The note to a patent developer is a noninterest-bearing note with an original face amount of $200,000, which is reflected at its estimated present value using an effective interest rate of 8% (Note L).

   Aggregate maturities of long-term debt for fiscal years subsequent to July 31, 1996 are as follows:

                1997                           $  10,651
                1998                               6,500
                1999                               7,040
                2000                               7,624
                2001                               8,257
                Thereafter                        42,262
                                               ---------

                                               $  82,334
                                               =========

NOTE G - RESEARCH AND DEVELOPMENT ARRANGEMENTS

   The Company has an arrangement with a research company owned by a director of the Company whereby that company will research a waste plastics recycling process using the Company's technology. In return, the Company will get the findings and developments of the research company. Although the research company receives money under government and private grants, the Company is not a party to the grant contracts, conducts no research under the contracts, and has no obligation to repay any amounts under the contracts. No amounts were paid to the research company for the years ended July 31, 1996 and 1995.

NOTE H - SALE OF SUBSIDIARY

   On July 7, 1995, the Company sold all of the common stock of Aegis which resulted in a gain of $15,920. Aegis had no significant assets or business activity. The loss of Aegis from August 1, 1994 through the date of sale of $2,477 is included in the consolidated statement of operations for the year ended July 31, 1995.

NOTE I - COMMON STOCK AND OPTIONS

   On October 3, 1995, the Company sold 1,111,111 shares of common stock for $500,000 and received proceeds of $450,000 after deduction of commissions and expenses. The shares were sold under an exemption of Regulation S and have not been registered under the United States Securities Act of 1933.

   During the year ended July 31, 1996, the Company granted options for 1,000,000 shares of common stock at $.75 per share and 1,000,000 shares of common stock at $1.00 per share to a marketer of recycling plants. The options expire on February 12, 1997 if not exercised.

NOTE J - FINANCIAL INSTRUMENTS

   The following table includes information about estimated fair values as of July 31, 1996 as required by Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments" ("SFAS 107"). Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in SFAS 107 and does not purport to represent the aggregate net fair value of the Company.

   None of the financial instruments are held for trading purposes.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash. The carrying amount approximates fair value because the Company has the contractual right to receive immediate payment on the deposit accounts.

     Note Payable to Stockholder. This note has no fixed maturity and it is not practicable to estimate fair value.

   The estimated fair values of the Company's financial instruments as of July 31, 1996 are as follows:

                                                       Carrying     Estimated
                                                        amount      fair value
                                                       of assets     of assets
                                                     (liabilities) (liabilities)
                                                      -----------   -----------

Cash ................................................ $ 272,714     $ 272,714
Note payable to stockholder for which it is not
  practicable to estimate fair value ................   (82,334)         --

NOTE K - LITIGATION

   The Company has filed suit against several individuals for fraud and/or negligent misrepresentation seeking the return of approximately 2,264,000 shares of Company stock issued to these individuals for technology and license rights. Certain of these individuals subsequently filed counterclaims against the Company. In the opinion of management, the ultimate resolution of these matters will not have a materially adverse effect on the Company's consolidated financial position or consolidated results of operations; however, due to the uncertainty of the matters, it is at least possible that management's view of the outcome will change in the near future.

NOTE L - SUBSEQUENT EVENTS

   On May 15, 1996, the Company filed suit against a stockholder who was the developer of the recycling process seeking, among other things, rescission of all liabilities relating to the developer. Subsequent to July 31, 1996, an agreement was reached between the Company and the developer in which certain rights and patents of the Company with a net book value of approximately $76,000 were transferred to the developer in exchange for notes payable, accrued interest, and other accrued liabilities to the developer totaling approximately $238,000.

   The Company was named as a defendant in a lawsuit involving an automobile accident of an employee. Subsequent to July 31, 1996, the court found that the Company was not liable in this case; however, the plaintiff is allowed to appeal the decision. Management believes that the ultimate outcome of this suit will not result in any material adverse effect on the Company's consolidated financial condition or consolidated results of operations.


   Subsequent to July 31, 1996, the Company borrowed $112,000 and received $100,000 after deduction of expenses and fees. The loan is collateralized by 200,000 shares of previously reacquired Company common stock which are held by the creditor. The loan is unconditionally guaranteed by a stockholder of the Company and accrues interest at 12% with principal and accrued interest payable September 24, 1997.