Form 10KSB, Exhibit 13
period 1998-07-31
TITAN TECHNOLOGIES INC
filed 1998-10-26
CIK 932144

TITAN TECHNOLOGIES, INC.

                         ANNUAL REPORT TO SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1998

History

Your Company, Titan Technologies, Inc., ("Titan") is a New Mexico corporation, incorporated on July 14, 1954. It has been engaged in developing its current business of marketing its tire and plastics recycling technology since 1991. Two TRTM plants have been built in Korea, the license for one of which has been transferred to a plant that is under construction in Taiwan, while a third plant is about to begin construction in Austria. The Company has issued licenses to Europe and to Asia as discussed below.

Tire Recycling Technologies Corporation. ("TRTC")
-------------------------------------------------

Titan's and TRTC's business is the marketing and constructing a completed, licensed and operational tire and/or plastics recycling plants using the Company's TRTC process for recovering marketable products from tires and plastics. The Company's technology is able to break tires and complex plastics down into their component parts and those parts, when recovered, have a substantial market value.

The TRTC technology was initially developed to recover the oil, steel and carbon black that was utilized in the manufacture of tires. The process is self contained, using scrap tires as the feed-stock resource, which, with heat and a physical enabler reduces the tires to their basic constituent components. Minor residue from combustion is vented into the atmosphere, which is believed by management to result in minimal environmental impact.

The TRTM-60 plant employs enhanced pyrolysis, which, unlike known competing scrap tire recovery systems, is true tertiary recycling: the original elements that went into making the tires, primarily, oil, steel and carbon black, are reclaimed in near virgin form.

The entire tire recycling process is a closed system. The only emissions are the exhaust gases from firing the retort burners. Because methane and other components of the gas fraction are clean burning, release of pollutants to the atmosphere is minimal. The only nonresalable materials from the process are the small quantities of ash and dirt produced that are landfilled.

The Company's technology meets a world-wide need for an economically viable method for the permanent disposal of tires. Total quantities of tires in stock piles and dumps in the United States have been exceeds three billion tires. Tires are introduced into these stock piles through the distribution of new cars (which is expected to reach fifty-eight million units per year by the year two thousand) and by replacement tires for older vehicles, of which there are approximately fifteen for each new car introduced into the market over the life of the vehicle.

Management believes that the TRTC process is unique in the industry in that it operates on a continuous basis at the unusually low temperature of three hundred twenty five to four hundred fifty degrees Fahrenheit rather than competing pyrolytic technologies, which typically function at temperatures of one thousand degrees Fahrenheit and greater. The low temperature at which the Company's process operates translates into cost efficiencies by using less energy to operate and reduced wear and tear on the equipment. The low temperatures result in qualitative enhancement of the end products generated by the process.

Status of Marketing Efforts.
----------------------------

In 1995, Dong Kook Steel Material Company, Ltd. ("Dong Kook"), a Republic of Korea corporation, completed construction of two plants in the Republic of Korea that employ the TRTM-60 process. One of the plants is located approximately twenty miles from the city of Chong Ju, while the other is located approximately two miles from Taegu City. Each of these plants is capable of processing approximately sixty tons of scrap tires per day and are estimated to produce approximately one hundred fifty barrels of oil, six tons of steel, and seventeen tons of carbon black per day. Dong Kook has informed the Company that through the use of the carbon activating technology being implemented in the Taiwan plant discussed below, each of the Korean plants will be economic.

Although there has been significant and unexpected delay in getting the Dong Kook plants to operate up to their capacity on a continuous basis, the Company has been fortunate in that it has been able to work closely with Dong Kook to experiment with various methods of preparing the feed-stock of tires, various configurations for the plants and various forms of catalytic agents, all of which has resulted in a more efficient plant that should eventually result in greater production and, thereby, profitability for Dong Kook.

Dong Kook was primarily responsible for the cost of construction of the plant with Company's Management overseeing and assisting in the construction. The Company anticipates that it will have the primary responsibility of construction of all future plants sold. The cost of the plants to the purchaser will vary from country to country because of different costs of permitting the construction and operation. Although the Company waived any royalty from the Korean licenses in its effort to assist in getting the first two plants built, the Company anticipates that future licenses will retain a royalty of seven and one-half percent of all after tax receipts for products produced from each plant. Although these are Management's current estimated prices and royalties, each plant must be custom made for the country and area in which it may be located and negotiations for any such plant may result in price and royalty structures that vary substantially from such present intentions.

In 1996, the Company concluded an agreement with ESA Gmbh of Austria and Skoda Klatovy, a wholly owned subsidiary of the Czech Republic conglomerate Skoda Holding, a.c., for the sale and construction of a TRTC tire recycling plant to be built in Austria. After some delays that arose for a variety of reasons, a TRTM-60 plant has been approved for construction in Austria. Construction of the Austrian plant is expected to commence in the near future. Management believes that approval of this plant in Austria will facilitate licensing of the Company's plant throughout the European community. Management believes that with each plant that is constructed, the demand for additional plants will grow. There are very few cities of any size that do not have a problem with abandoned tires and plastics that would benefit from the introduction of a TRTM plant in their community.

Marketing Arrangements.
-----------------------

On December 27, 1990, the Company sold the exclusive marketing rights to its technology. This sale provided that the Company was to furnish completed plants on a turn-key basis, without any reservation of royalty from the licensing arrangement. Because of the royalty limitation, the Company subsequently repurchased the rights. As a result of that sale, approximately sixty-seven corporations located world wide remain subject to a right retained by the former marketer that if any sales are made to such corporations for the construction of a plant to be located within the United States, the former marketer will be entitled to a fee of four hundred thousand dollars for each such sale. No agreements for the sale of any plant or the reservation of any royalty were entered into during the time that the Company did not own its marketing rights.

The Company has entered into an agreement with a Korea company named "Dowon Company, Ltd." ("Dowan"). Under the agreement Dowon has the exclusive marketing and manufacturing rights on the continent of Asia, with the exception of the Asiatic portions of the Commonwealth of Independent States. The Company believes that because of Dowon's location and business contacts in Asia it will be able to effectively develop and implement a marketing strategy for the Company's plants in all of the areas covered by the agreement. Dowon Company, Ltd.

Through the efforts of Dowon, a TRTM-60 plant has been licensed for construction in Taiwan. Construction of this plant is well underway and should be completed early in 1999. As a part of this plant, the owners have purchased a technology developed in Japan that activates the carbon produced by the plant and substantially increases the surface area of the carbon. The Company exchanged the license fee that it would have received for the sale of this plant for the right to use the carbon activating technology on all its TRTM-60 plants licensed at any location in the world and the right to market the activated carbon free of charge or royalty anywhere in the world. In addition, the Company has waived any royalty from this plant until such time as it is fully operational, which is expected to be in approximately two years. At the time the royalty payments commence, the Company will receive a royalty of three and one quarter percent for the first two years and five percent thereafter.

In 1996 the Company concluded an agreement with ESA Gmbh through which that Austrian corporation was granted the exclusive marketing rights for Europe. As a means of effectively proving the feasibility of the Company's tire recycling system in a European environment, ESA Gmbh has formed a joint venture to construct the first Company's tire recycling facility in Austria which incorporates the technology with advancements, modifications and improvements developed by the Company and by ESA Gmbh and Skoda Klotovy resulting from the Company's experiences with the two facilities operating in Korea. The first European facility is designed to be the Company's state of the art showcase, which Management believes will attract other purchasers and result in additional sales of its facilities.

On July 31, 1998, as part a settlement of litigation, the Company agreed with Ms. Diana D. Holt that if by October 31, 1998, she can assure the Company that she has sufficient cash resources to construct a TRTC tire recycling plant in West Virginia, the Company will, for its standard license fee, grant Ms. Holt a standard form TRTC tire recycling license covering the state of West Virginia. If Ms. Holt is able to complete a plant in West Virginia the Company has agreed to grant Ms. Holt the option to acquire licenses covering its oil recycling technology in certain other states. On October 20, 1998, Ms. Hold had not furnished the Company the required assurances. However, if Ms. Hold should in the future be able to establish her financial ability to construct a plant, the Company will continue to negotiate with her for such a plant.

Management estimates that there is a market for approximately one hundred TRTM-60 tire recycling plants in the United States alone. This estimate is based on population to scrap tire stockpile ratios indicating approximately twenty-seven scrap tires per capita of population. Given this figure, it appears that a population base of approximately one million people will generate sufficient scrap tires to sustain the operations of a TRTM-60 recycling machine.

Preliminarily, marketing efforts in the United States have been focused on the larger population centers. Management believes that because of the current policies of providing incentives and inducements to promote recycling, market conditions for its technology should continue to improve.

Plastics Technologies.
----------------------

The Company, with the assistance and through an arrangement with and under the direction of Adherent Technologies, Inc., a company owned by Dr. Ronald E. Allred, is currently working on initial development efforts toward creating a low-temperature catalytic conversion process for reclaiming waste plastics, scrap electronics, and other organic composite materials. It is believed by Management that the Company has developed a new and unique process that will allow efficient and economical reclamation of many types of waste plastics by turning them into valuable fuels and chemical products. Initial testing has been extremely encouraging and Adherent Technologies' research has been funded by a Small Business Innovative Research Grant from the United States Air Force, by the Defense Department's Advanced Research Products Agency and by Sandia National Laboratories. The effort to develop this new technology is in its formative stages and has not yet been commercialized. In addition, the National Science Foundation has identified Titan's technology as one of the two to be researched for utilization in the recycling of plastic composites produced by the electronic industry.

All developments relating to the technology belong to the Company and the Company is not obligated by contract or otherwise to reimburse any research and development expenses incurred by Adherent Technologies.

The Company and AbTech, LLC, ("AbTech") of Phoenix, Arizona, have executed an agreement through which AbTech, LLC has acquired the exclusive right to use the Company's plastics recycling process for the recovery of oil and hydrocarbon chemicals from a polymer that AbTech manufactures. The AbTech product is unique and the only known effective technique for rapid clean up and full recovery of petroleum spills. Without Titan's technology, the only way that the AbTech wafers, which chemically bond with hydrocarbons, can be disposed of is as hazardous waste. The Company's tertiary recycling technology is a method through which the oil and hydrocarbons contained in the wafers may be recovered, resulting in the polymer being recovered for reuse by AbTech and the oil being recovered for sale.

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information: The Company's common stock is listed on the NASD's bulletin board under the symbol "TITT' and is traded over the counter. The high and low bid prices for the Company's common stock for the past two years, as furnished by National Quotation Bureau, Inc. is as follows:

                                                          High            Low
                                                          ----            ---
Quarter ended September 30, 1996:                       $1.8125         $0.8125
Quarter ended December 31, 1996:                        $1.3125         $0.625
Quarter ended March 31, 1997:                           $1.125          $0.65625
Quarter ended June 30, 1997:                            $0.90625        $0.50
Quarter ended September 30, 1997:                       $0.875          $0.50
Quarter ended December 31, 1997:                        $0.71875        $0.28125
Quarter ended March 31, 1998:                           $0.44           $0.28125
Quarter ended June 30, 1998:                            $0.375          $0.21

Dividends: The Company has never paid dividends and its earnings have not warranted such payment. However, it should be anticipated that, should the Company experience earnings that might otherwise warrant the payment of dividends, the possible future business development needs of the Company could result in no dividends being paid in the foreseeable future.

Shareholders:   At  October  12,  1998,  the  Company  had   approximately   530
shareholders of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

As stated above, the Company's primary activities are to manufacture and sell commercial plants designed to recycle waste tires and plastics, which plants are licensed to use the CompanyCompany's technology subject to a reservation of a royalty relating to the sale from the plants of the various products produced and sold from them. Additionally, the CompanyCompany performs ongoing research and analysis devoted to establishing additional uses for its technology.

Results of Operations

The delay in completion and full commercial operation of the TRTC plants in Korea and Austria has continued to have a material and adverse impact upon the Company's ability to market additional plants. Prospective purchasers have awaited the ongoing operations of the plants to measure their economics. Management believes that at the time construction of the Austrian plant begins and the Taiwan plant is operational, delays will finally be behind the CompanyCompany and the marketing of additional plants will occur during the current fiscal year. The sale of additional licenses in Spain and at Niagara, New York, are believed to be near completion, depending upon the purchasers available funding. During the years ended July 31, 1997 and 1998, the CompanyCompany had no revenue from plant licensing. Total revenues were only $12,574 in fiscal 1998 compared to $171,119 in fiscal 1997. As a result of the lack of revenue and the ongoing operating expenses and costs associated with completion of the Korean plants, the CompanyCompany experienced a loss of $294,602 during the current fiscal year compared to net a net loss of $238,946 for the previous fiscal year. Management anticipates a license payment from the Austrian plant of approximately $1,000,000 in the current fiscal year. If licensing of any of the additional plants that are in discussion are made, the Company will receive substantial additional revenue. However, there can be no present assurance when the Company will receive a payment from the Austrian plant or that any additional licenses will be sold or, if sold, the time that any closing of any such sale might occur.

Financial Condition

The Company's cash position improved slightly from $45,427 in fiscal 1998 from $3,125 in fiscal 1997. During the year, the Company was engaged in substantial litigation which increased the cost of operations. Following the end of the fiscal year, the Company sold 2,088,000 shares of its common stock Company in reliance upon certain exemptions from registration under the Securities Act of 1933, as amended, and received proceeds from those sales of $208,800 and exchanged 1,000,000 shares of its common stock for a promissory note and accumulated interest valued at approximately $137,000. Also, at the end of the fiscal year, Company received back 2,000,000 shares of stock that had previously been exchanged for a twenty-eight percent interest in the Austrian plant. Ownership of that interest had substantially delayed the Company's completion of its audit for the fiscal year ended July 31, 1997. During the year, the Company granted options to two individuals providing that they each may purchase up to a total of 150,000 shares of the Company's common stock at an exercise price of $0.26 per share for the five year period following the date of the grant. The proceeds received from the sale of sock and any proceeds that might be received by the Company from the exercise of the options, which exercise cannot be assured, will be used by the Company as working capital.

The Company's costs and expenses of operations went down from $410,000 in fiscal 1997 to $307,000 during fiscal 1998. As stated above, operations provided no revenue during either year. Because of this shortfall of income, the CompanyCompany has been forced to secure operating funds through the sale of shares of its common stock and the borrowing of money. Management believes that the proceeds of the sale of common stock and the payment of the promissory note through the issuance of stock, substantially improved its liquidity and have provided adequate funds meet The Company's operating needs for the next fiscal year.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED JULY 31, 1998, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON OCTOBER 20, 1998. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO RONALD W. WILDER, PRESIDENT, TITAN TECHNOLOGIES, INC., 3202 CANDELARIA ROAD, N.E., ALBUQUERQUE, NEW MEXICO 87107.


               Report of Independent Certified Public Accountants
               --------------------------------------------------

Stockholders
Titan Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Titan Technologies, Inc. and Subsidiary, as of July 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Titan Technologies, Inc. and Subsidiary, as of July 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.




GRANT THORNTON LLP

Oklahoma City, Oklahoma
September 11, 1998 (except for Note M, as to which the date is October 16, 1998)


                    Titan Technologies, Inc. and Subsidiary

                          CONSOLIDATED BALANCE SHEETS

                                    July 31,


                       ASSETS                           1998           1997
                                                     -----------    -----------

CURRENT ASSETS
  Cash (note A5) .................................   $    45,427    $     3,125
                                                     -----------    -----------
              Total current assets ...............        45,427          3,125

PROPERTY AND EQUIPMENT - AT COST (note A2)
  Furniture and fixtures .........................         5,407          8,058
  Machinery ......................................         7,706          2,738
                                                     -----------    -----------
                                                          13,113         10,796
    Less accumulated depreciation ................         5,197          8,241
                                                     -----------    -----------
                                                           7,916          2,555

OTHER ASSETS .....................................           609            609
                                                     -----------    -----------

                                                     $    53,952    $     6,289
                                                     ===========    ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts payable ...............................   $       914    $     2,539
  Accounts and note payable to stockholders
    and officers (notes C and F) .................       147,650        112,000
  Accrued interest payable (note F) ..............        24,864         11,424
  Other accrued liabilities ......................         3,480         14,283
  Deferred revenue (note A4) .....................        39,353           --
                                                     -----------    -----------

              Total current liabilities ..........       216,261        140,246

STOCKHOLDERS' EQUITY (DEFICIT) (note H)
  Common stock - no par value; authorized,
    50,000,000 shares; issued and outstanding,
    23,095,411 shares in 1998 and 21,436,411
    shares in 1997 ...............................     1,426,944      1,160,694
  Accumulated deficit ............................    (1,589,253)    (1,294,651)
                                                     -----------    -----------
                                                        (162,309)      (133,957)
                                                     -----------    -----------

                                                     $    53,952    $     6,289
                                                     ===========    ===========

   The accompanying notes are an integral part of these financial statements


                    Titan Technologies, Inc. and Subsidiary

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                              Year ended July 31,


                                                      1998             1997
                                                  ------------     ------------

Revenues
  Gain (loss) on disposal of assets ..........    $       (174)    $    163,314
  Other income ...............................          12,748            7,805
                                                  ------------     ------------
                                                        12,574          171,119

Costs and expenses
  General and administrative .................         276,211          309,134
  Outside services ...........................          14,832           45,789
  Depreciation and amortization ..............           2,136            3,152
  Interest ...................................          13,443           23,943
  Research and development ...................             554           21,207
  Equity in net loss of investee
    (notes A7 and H) .........................            --              6,840
                                                  ------------     ------------
                                                       307,176          410,065
                                                  ------------     ------------

         Net loss before income taxes ........        (294,602)        (238,946)

Provision for income taxes (note E) ..........            --               --
                                                  ------------     ------------

         NET LOSS ............................    $   (294,602)    $   (238,946)
                                                  ============     ============

Weighted average common shares outstanding ...      22,075,109       19,409,562
                                                  ============     ============

Net loss per common share ....................    $       (.01)    $       (.01)
                                                  ============     ============

   The accompanying notes are an integral part of these financial statements


                    Titan Technologies, Inc. and Subsidiary

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                       Years ended July 31, 1998 and 1997


                 Common stock
                    no par value                Accumulated
                               Shares         Amount       deficit         Total

Balance at August 1, 1996   18,236,411   $ 1,160,694   $(1,055,705)  $  104,989

Issuance of 3,200,000
  shares of common stock
  (note H) ..............    3,200,000          --            --           --

Net loss ................         --            --        (238,946)    (238,946)
                            ----------   -----------   -----------   ----------

Balance at July 31, 1997    21,436,411     1,160,694    (1,294,651)    (133,957)

Issuance of 1,659,000
  shares of common stock
  (note H) ..............    1,659,000       260,250          --        260,250

Issuance of stock
  options (note H) ......         --           6,000          --          6,000

Net loss ................         --            --        (294,602)    (294,602)
                            ----------   -----------   -----------   ----------

Balance at July 31, 1998    23,095,411   $ 1,426,944   $(1,589,253)  $ (162,309)
                            ==========   ===========   ===========   ==========

 The accompanying notes are an integral part of these financial statements


                    Titan Technologies, Inc. and Subsidiary

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              Year ended July 31,


                                                      1998         1997
                                                    ---------    ---------

Increase (Decrease) in Cash

Cash flows from operating activities
  Cash received from contract advance ...........   $  39,353    $    --
  Interest and insurance proceeds received ......       5,908        7,805
  Cash paid to suppliers and employees ..........    (255,538)    (387,073)
                                                    ---------    ---------

      Net cash used in operating activities .....    (210,277)    (379,268)

Cash flows from investing activities
  Cash paid for property, plant, and equipment ..     (32,277)      (2,321)
  Proceeds from disposal of property, plant,
    and equipment ...............................      24,606         --
                                                    ---------    ---------

      Net cash used in investing activities .....      (7,671)      (2,321)

Cash flows from financing activities
  Proceeds from sale of common stock ............     260,250         --
  Proceeds from borrowings ......................        --        112,000
                                                    ---------    ---------
      Net cash provided by financing activities .     260,250      112,000
                                                    ---------    ---------

      NET INCREASE (DECREASE) IN CASH ...........      42,302     (269,589)

Cash at beginning of year .......................       3,125      272,714
                                                    ---------    ---------

Cash at end of year .............................   $  45,427    $   3,125
                                                    =========    =========

Reconciliation of Net Loss to Net Cash Used in
  Operating Activities

Net loss ........................................   $(294,602)   $(238,946)

Adjustments to  reconcile  net loss to net
  cash  used in  operating  activities
    Depreciation and  amortization ..............       2,136        3,152
    Noncash  compensation .......................       6,000         --
    Equity in net loss of investee ..............        --          6,840
    (Gain) loss on disposal of assets ...........         174     (163,314)
    Change in assets and liabilities
       Decrease in accounts payable .............      (1,625)      (2,554)
       Increase in accrued interest payable .....      13,440       11,942
       Increase (decrease) in accrued liabilities     (10,803)       3,612
       Increase in deferred revenue .............      39,353         --
       Increase in accounts and note payable to
         stockholders and officers ..............      35,650         --
                                                    ---------    ---------

           Net cash used in operating activities    $(210,277)   $(379,268)
                                                    =========    =========

Noncash investing and financing activities:

During 1997, the Company exchanged 3,000,000 shares of its common stock for a 28.5% interest in ESA Recycling GmbH. Also during 1997, the Company exchanged certain rights and patents of the Company for notes payable, accrued interest, and other accrued liabilities to the developer.

 The accompanying notes are an integral part of these financial statements


                    Titan Technologies, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1998 and 1997


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

   Titan Technologies, Inc. (the "Company"), located in Albuquerque, New Mexico, is a holding company which invests in businesses developing new technology. Tire Recycling Corporation ("Tire Recycling"), also located in Albuquerque, developed a tire recycling process which is marketed throughout the world. Tire Recycling has licensed its technology for use in two operating recycling plants in South Korea.

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

   1.  Consolidation
       -------------

   The consolidated financial statements include the accounts of the Company and Tire Recycling, its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

   2.  Property and Equipment and Accumulated Depreciation
       ---------------------------------------------------

   Depreciation is provided using straight-line and accelerated methods over economic lives of five to seven years.

   3.  Income Taxes
       ------------

   The Company provides for deferred income taxes relating to carryforwards and temporary differences between the bases of certain assets and liabilities for financial and tax reporting purposes. Both companies file separate income tax returns.

   4.  Revenue Recognition
       -------------------

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

   5.  Cash
       ----

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.


   6.  Net Loss Per Common Share
       -------------------------

   Net loss per common share is calculated using the weighted average number of shares outstanding during each year. Basic and diluted earnings per share are the same because the inclusion of options to purchase 300,000 shares of stock (Note H) are antidilutive.

   7.  Investments
       -----------

   Investments in affiliated companies owned 20% to 50% are accounted for on the equity method. Accordingly, the consolidated statements of operations include the Company's share of the affiliated entity's net loss.

   8.  Use of Estimates
       ----------------
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

   9.  Reclassifications
       -----------------

   Certain  1997  amounts  have  been   reclassified  to  conform  to  the  1998
   presentation.

NOTE B - SALE OF LICENSES AND MARKETING RIGHTS

   During the year ended July 31, 1996, the Company granted tire recycling license rights for Europe, Australia, New Zealand, and South Africa to a company. The agreement requires the payment of license fees of $1,500,000 to $2,500,000 to the Company for each plant constructed and royalties of 3.5% of the gross sales price of by-products from the plants. No plants are scheduled for construction at July 31, 1998.

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

NOTE C - RELATED PARTY TRANSACTIONS

   During 1998, the Company sold a truck to an employee (son of the President of Tire Recycling) for $19,830. A right was granted to the Company to continue to use the truck for business and to repurchase the truck. The Company also received an advance from an officer of $8,650 and deferred payments of salaries to officers of $27,000.

   Land rental of $2,500 for a research site was paid to a stockholder during the year ended July 31, 1997. Interest expense of approximately $13,000 and $11,000 to a stockholder was recorded during the years ended July 31, 1998 and 1997, respectively.

NOTE D - TRADE SECRETS

   In November 1990, Tire Recycling acquired certain assets, including all proprietary rights to a process for the conversion of scrap tire rubber into its component elements. Tire Recycling gave 2,400,000 shares of its common stock with no determinable value and $100,000 in cash for these assets and approximately $18,000 was allocated to technology received. In October 1991, Tire Recycling acquired certain trade secrets by issuing a noninterest-bearing note with a face value of $200,000 and a present value of approximately $110,000. On August 29, 1996, an agreement was reached between the Company and the developer of such trade secrets in which certain rights and patents of the Company with a net book value of approximately $75,000 were transferred to the developer in exchange for notes payable, accrued interest, and other accrued liabilities to the developer totaling approximately $238,000 which resulted in a gain of approximately $163,000. Management of the Company believes the transfer of these trade secrets will not have an adverse effect on the Company's operations.

NOTE E - INCOME TAXES

   The Company had no current or deferred income tax expense for the years ended July 31, 1998 and 1997.

   The income tax provision is reconciled to the tax computed at statutory rates as follows:

                                                          July 31,
                                                 -------------------------
                                                    1998            1997
                                                 ---------       ---------

        Tax benefit at statutory rates           $(100,165)      $ (81,242)
        Change in valuation allowance              113,847         106,603
        Other                                      (13,682)        (11,161)
        Nontaxable gain                               -            (14,200)
                                                 ---------       ---------

                                                 $    -          $    -
                                                 =========       =========

   The companies report and incur income tax liabilities on a separate basis. At July 31, 1998, the Company and Tire Recycling have loss carryforwards of approximately $3,000 and $1,531,000, respectively, which can be used to reduce their taxable income and will expire in 2005 through 2012. The companies have elected under Internal Revenue Code Section 1561(a) to apportion all taxable income brackets to Tire Recycling.

   At July 31, 1998, Tire Recycling has a "research credit" of $49,076 available to offset income tax liabilities through 2006 and a "foreign tax credit" of $145,179 available to offset income tax liabilities through 2000.

   Amounts of deferred tax assets and valuation allowance are as follows at July 31:

                                                    1998          1997
                                                  --------      --------
        Deferred tax assets
          Net operating loss carryforwards        $597,269      $483,422
          Research credit                           49,076        49,076
          Foreign tax credit                       145,179       145,179
                                                  --------      --------
                                                   791,524       677,677
            Less valuation allowance               791,524       677,677
                                                  --------      --------

               Net deferred tax asset             $   -         $   -
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

NOTE F - NOTE PAYABLE TO STOCKHOLDER

   Note payable to stockholder consists of the following at July 31:

                                                       1998            1997
                                                     --------        --------
     To a  stockholder at  a  stated interest
     rate of 12%, an effective interest  rate
     of 23%; collateralized by 200,000 shares
     of Titan Technologies, Inc. common stock
     and the personal guaranty of stockholder        $112,000        $112,000
                                                     ========        ========

   The $112,000 note was due September 24, 1997 and the Company is in default of the note plus approximately $25,000 of accrued interest at July 31, 1998 (Note M).


NOTE G - RESEARCH AND DEVELOPMENT ARRANGEMENTS

   The Company has an arrangement with a research company owned by a director of the Company whereby that company will research a waste plastics recycling process using the Company's technology. In return, the Company will get the findings and developments of the research company. Although the research company receives money under government and private grants, the Company is not a party to the grant contracts, conducts no research under the contracts, and has no obligation to repay any amounts under the contracts. No amounts were paid to the research company for the years ended July 31, 1998 and 1997.

NOTE H - COMMON STOCK

   During the year ended July 31, 1998, the Company sold 1,659,000 shares of common stock for which it received $260,250. The shares have not been registered under the United States Securities Act of 1933 ("Securities Act").

   In March 1997, the Company exchanged 3,000,000 shares of its common stock for a 28.5% interest in ESA Recycling GmbH ("ESA"), an Austrian company. No investment was recorded because the estimated fair value of the net assets of ESA at the time of the exchange was nominal. ESA has no current operations but plans to develop a tire recycling plant in Europe. The Company shares issued were not registered under the Securities Act and as restricted securities may be sold only upon compliance with Rule 144 under the Securities Act. The Company settled a lawsuit on August 11, 1998 which stipulates that 3,000,000 shares of the common stock will be transferred back to the Company in exchange for its 28.5% interest in ESA. The Company has agreed to pay the plaintiff $300,000 from the proceeds from each of the first five sales of recycling plants anywhere in the world except Asia. These payments are due when the Company receives its final payment for each plant.

   The Company entered into an agreement with two legal consultants in May 1998, whereby the Company will pay each consultant $1,500 a month through May 2003 and granted each consultant options to purchase up to 150,000 shares of the Company's common stock at an exercise price per share equal to the bid price for such shares published by the National Quotation Bureau on the date of the agreement. The consultants may terminate their services at any time without penalty. The options will be valid for the longer of the period ending five years from the date of the agreement or twelve months after the date that the Company has paid the consultants all consideration due under the agreement. The options or any portion thereof are assignable at any time to any person in a private transaction that does not violate the Securities Act of 1933, as amended. The Company recorded legal expense based upon the estimated fair market value of the options.

   The Company also authorized the granting of 900,000 options to purchase shares of common stock to certain employees. These options have yet to be approved by the Board of Directors and shareholders of the Company.

NOTE I - FINANCIAL INSTRUMENTS

   The following table includes information about estimated fair values as of July 31, 1998 and 1997 as required by Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosure About Fair Value of Financial Instruments. Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in SFAS No. 107 and does not purport to represent the aggregate net fair value of the Company.

   None of the financial instruments are held for trading purposes.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash. The carrying amount approximates fair value because the Company haS the contractual right to receive immediate payment on the deposit accounts.

     Note Payable to Stockholder. The note is in default at July 31, 1998 and it is not practicable to estimate fair value. At July 31, 1997, the carrying amount of the note approximates fair value because the interest rate approximates the market rate.

   The estimated fair values of the Company's financial instruments as of July 31 are as follows:

                                           Carrying        Estimated
                                            amount         fair value
                                          of assets         of assets
                                        (liabilities)     (liabilities)
                                        -------------     -------------
      1998
         Cash                            $   45,427        $   45,427
         Note payable to stockholder       (112,000)             -
      1997
         Cash                                 3,125             3,125
         Note payable to stockholder       (112,000)         (112,000)

NOTE J - LITIGATION

   From time to time the Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management and based upon advice of counsel, would not have a material effect on the Company's financial position or results of operations.

NOTE K - MANAGEMENT'S PLANS FOR OPERATIONS

   The Company has experienced significant losses from operations in recent years and the Company has used rather than provided cash in its operations. At July 31, 1998, the Company's current liabilities exceed current assets by $170,834 and total liabilities exceed total assets by $162,309. Additionally, the Company is in default of its note payable to stockholder (Notes F and J).

   The Company's ability to continue as a going concern is contingent upon its ability to maintain adequate financing or obtain capital from other sources and to attain profitable operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts that might be necessary should the Company be unable to continue in existence.

   Management has taken the following steps to address the financial and operating condition of the Company which it believes will be sufficient to provide the Company with the ability to continue in existence:

     (      Reduction of operating and  administrative expenses including salary reduction of approximately 50%.
     (      A sale of stock for $200,000 to be used as working capital completed in September 1998.
     (      Deferral of officer salaries if required.

NOTE L - COMMITMENTS

   The Company entered into an agreement in the current year for legal services. The minimum commitment payments for five years are as follows:

              1999                $  36,000
              2000                   36,000
              2001                   36,000
              2002                   36,000
              2003                   27,000
                                  ---------

                                  $ 171,000
                                  =========

NOTE M - SUBSEQUENT EVENT

   On September 28, 1998, the Company sold 2,000,000 shares of common stock for $200,000. The shares have not been registered under the Securities Act and as restricted securities may be sold only upon compliance with Rule 144 under the Securities Act.

   On October 16, 1998 the Company agreed to issue 2,500,000 shares of common stock in payment of a note payable of $112,000 and accrued interest of approximately $28,000 and settlement of litigation. The Company has also agreed to register the stock at its own expense if requested by the stockholder and to include up to 50% (1,250,000) of the shares in any offering of its stock to the public during the next three years.
















TITAN TECHNOLOGIES, INC.

FORM 10-KSB

July 31, 1998 ??







Titan Technologies, Inc. and Subsidiary



The accompanying notes are an integral part of these statements.


The accompanying notes are an integral part of these statements.

        Titan Technologies, Inc. and Subsidiaries



        The accompanying notes are an integral part of this statement.

Titan Technologies, Inc. and Subsidiary



The accompanying notes are an integral part of this statement.

Titan Technologies, Inc. and Subsidiary



The accompanying notes are an integral part of these statements.

Titan Technologies, Inc. and Subsidiary