Form 10KSB, Exhibit 13
period 1999-07-31
TITAN TECHNOLOGIES INC
filed 1999-10-29
CIK 932144

TITAN TECHNOLOGIES, INC.

                          ANNUAL REPORT TO SHAREHOLDERS
                     FOR THE FISCAL YEAR ENDED JULY 31, 1999

                        TITAN TECHNOLOGIES, INCORPORATED

     Unless otherwise indicated, "the Company" and "Titan" are used in this report to refer to the business of Titan Technologies, Incorporated.

                                TITAN'S BUSINESS

Summary

     Titan Technologies, Incorporated was incorporated under the laws of New Mexico on July 14, 1954. In its early years, the Company was involved in the uranium industry under the original name of Titan Uranium Corporation. The corporate name was changed in 1986 when Titan began to seek business opportunities in other industries. In recent years, Titan has focused its efforts on several recycling technologies, particularly in the area of tires, electronic scrap and certain components of salvaged automobiles. Titan believes it has reached an advanced stage of development of its tire recycling technology, which is now being used in two operating plants in the Far East (South Korea and Taiwan).

     Historically, much of Titan's business was performed through Tire Recycling Technologies Corporation ("TRTC"), formerly a wholly owned subsidiary which was merged into Titan during the fiscal year ended July 31, 1999. TRTC was directly involved in licensing the Company's proprietary technology, as well as construction of the two operating plants in South Korea. One of these plants was shut down because of the economic downturn in the Asian economy and the bankruptcy of its owner. The Company has been informally advised that this plant is expected to resume operations under different ownership in the near future. More recently, a third plant was built in Taiwan under the direction of TRTC using the Company's technology which has now been operating for more than 5 months.

     Titan has also established an excellent working relationship with Adherent Technologies, Inc. ("Adherent"), an independently owned research and development laboratory in Albuquerque which has provided the Company with major assistance in developing its technologies and product analysis. The President and principal shareholder of Adherent, Dr.Ronald E. Allred, is a director of the Company.

Business Development

     The Titan tire recycling technology (known in the industry as "TRTM")was developed at a research and development pilot plant owned by the Company located in Oklahoma. Titan has also constructed and operated a portable R&D unit to test recycling of plastic waste and clean-up of oil soaked sand.

     The three plants in Asia have been constructed as a result of a marketing agreement entered into during 1993 between Titan and Dowon Company, Ltd. ("Dowon"), a South Korean company affiliated with Dong Kook Steel Material Company, Ltd.. Pursuant to this agreement, the Company's tire recycling technology was exclusively licensed to Dowon for use in Asia, except for certain Asiatic portions of the Commonwealth of Independent States. In order to encourage construction of plants and use of the TRTM technology, Titan waived royalty rights for the two Korean plants but is entitled to future production royalties from the Taiwan plant once it becomes fully operational. The royalties will be at 3.25% of sales for the first two years of full operations and increase to 5% of sales thereafter.

     Titan has provided engineering and design assistance to Dowon for construction of the plants, for which Titan has been reimbursed for its out-of-pocket costs and expenses, including salaries for the engineering personnel involved.

     Future plants constructed and operated pursuant to the arrangement with Dowon are scheduled to pay the Company a production royalty equal to 7.5% of sales, plus a negotiated up-front fee per plant. However, in order to promote continued development of its TRTM and other technologies, Titan will retain the flexibility to modify these arrangements as it deems necessary. Titan plans on remaining actively involved in construction and operation of future plants on a cost-plus basis in addition to receiving licensing fees.

     In addition to its tire recycling technology, Titan has been working closely with Adherent in developing new technologies for recycling electronic (computer) scrap and waste plastic recovered from automobile salvage (auto "fluff"). Titan and Adherent believe that the plastics contained in these materials can be recycled and recovered in the form of marketable liquid and gaseous hydrocarbons. Also, the electronic scrap contains recoverable metals, including precious metals.

Description of Technology

     The  first  step  in all  of  the  Company's  recycle  technology  involves
shredding  the  feed  waste  using   conventional   equipment   which  has  been
commercially proven in many applications.

     The TRTM technology utilizes pyrolysis (together with a proprietary catalyst) to recycle tires and other scrap material. Pyrolysis is a process which breaks down its raw material feed into basic products through a combination of elevated temperature and other components, including a catalyst which is proprietary to Titan. In the case of the Company's proprietary TRTM technology, pyrolysis is accomplished at lower temperatures than are normally associated with conventional pyrolysis techniques for recycling. Titan's process is referred to as a "tertiary" process because it reduces the tire feed to its raw components: (I) oil; (ii) steel; and (iii) carbon. As mentioned, the TRTM technology uses a proprietary reactor catalyst in connection with the pyrolysis process. The lower pyrolysis temperature allows recovery of these products in marketable form and is the key to commercial success of plants using the technology.

     The oil produced using the TRTM technology is low in sulfur content and viscosity (it flows readily at room temperature) and contains a high percentage of "fuel" oils which are attractive for direct feed (without blending) into refineries world-wide. Accordingly, the oil is easily marketable at prices comparable to light, sweet crude oil. The scrap steel recovered using the TRTM technology is also readily marketable and is essentially in the form which was incorporated into the original manufacture of tires.

     Titan, working with its licensees, will be closely involved in the effort to optimize the market for the third component of tire recycling, which is commonly referred to as "carbon black." The objective is to ensure that the quality of the carbon black meets specifications for re-use in tire manufacturing and asphalt production (primary markets). However, the Company has also acquired access to licensed technology (at no cost) which appears to have the capability for upgrading the quality of carbon black, as well as converting the product into activated carbon which would command a significantly higher market price. The results of this work are particularly important to Titan because the carbon recovered in the TRTM process is by far and away the largest portion of material produced through tire recycling. In this regard, Titan estimates that a single plant using the TRTM technology at the rate of 100 tons of tires per day will produce on an annual basis:

       (1)  approximately 80,000 barrels of oil (34o API);

       (2) approximately 3,300 tons of high quality scrap steel; and

       (3)  approximately 8,000 tons of carbon black (or other carbon products).

     The supply of tires available for recycle is virtually unlimited in terms of plants processing 100 tons per day, and Titan believes that its TRTM technology is a leader in terms of establishing the commerciability of the process. The Company is particularly encouraged as a result of work conducted by Titan and others to improve marketability of the carbon black produced through recycling using the TRTM technology and believes that plants using its process will ultimately be able to achieve a sufficient share of the market for carbon black to ensure the commerciability of its TRTM process. Titan is fully aware of the significance of being able to secure these markets and expects it will encounter strong resistance from existing producers of carbon black to protect their current markets. However, the Company believes that its costs of production will be less than those of current producers of the product and that it will have access to available markets for the product once consistent quality of its carbon has been established commercially.

     In addition to its relatively low operating temperatures, the Company's technology is regarded as environmentally friendly. The tire recycling process is a closed system and the only emissions are exhaust gases from clean-burning fuels (most of which are generated by the process itself) and a small amount of dirt and ash which is environmentally suitable for normal landfill.

     The technology used to recover hydrocarbons, carbon and metals from electronic scrap and automobile fluff also utilizes pyrolysis to recover the hydrocarbons and carbon, plus other conventional processes to recover the metals.

     The Company designed and built a fully operational mobile unit which it has used for research and development on most plastics, oil recovery from oil soaked sand, and now is researching the neutralization of poultry waste. Unlike laboratory testing, this unit has the capacity to test large volumes of material and because it is mounted on a trailer can be operated at any location. The Company believes that it can manufacture and market this type of unit worldwide for oil spill recovery and for processing animal waste.

Review of 1999

     Asia

     The fiscal year ended July 31, 1999 was a year of continued progress for the Company, particularly with respect to construction and commissioning of the plant in Taiwan, which has now been operating for more than 5 months. Based upon visits to the plant and information furnished by Dowon, the Company's management believes that most of the difficulties encountered in achieving fully operational status have been the result of design modifications made in an effort to accommodate a market for scrap rubber being sold as fuel. This product is not a part of the Titan technology and, although financially attractive for the Taiwan operation, modified the primary feed to the plant in a manner that adversely impacted overall operations. The Company was successfully able to identify the cause of the difficulty and believes that steps have been taken by Dowon to eliminate what it believed to have been a relatively minor operating problem.

     Titan will continue to work closely with Dowon to resolve any further difficulties encountered in operations with the expectation that the Taiwan plant will become fully operational during the current year. Titan enjoys an excellent relationship with Dowon and believes that the work performed at the Taiwan plant has been useful in establishing a wider range of operating parameters and capabilities for the TRTM technology. In this regard, the Taiwan plant incorporated modifications to the process design, which have further improved the overall technology, on the basis of observations made from operation of the Korean plants. Such improvements are part of normal commercial process development and the Company expects that further improvements will be made as additional plants are constructed and operated.

     Europe

     The 1999 fiscal year was also marked by adverse developments involving Environmental Solutions Agency, Inc. ("ESA"), which had been licensed by Titan (and TRTC) to market the Company's technology in Europe and other arenas in the world market for tire recycling.

     In November, 1998, Titan was compelled to terminate its relationship with ESA after becoming aware that the principal of ESA had serious legal problems (including conviction of criminal financial activities) in Europe which effectively prevented ESA from completing its plans to market the TRTM technology in Europe and, in particular, arrange for financing and construction of a prototype plant in Austria. These developments were a complete surprise to the Company, which had no involvement whatsoever in the legal problems encountered by ESA or the source of financing. Nevertheless, these events have had an adverse effect on the Company because ESA had virtually assured Titan and its shareholders that the project and financing were proceeding as planned, with the expectation that the Austrian plant would be completed and operating during the fiscal year, thereby generating significant revenue for Titan through payment of the licensing fee by ESA.

     At the time these developments occurred, arrangements were well advanced with koda Klatovy s.r.o. ("Skoda") for construction of a TRTM plant in Austria under license from the Company and ESA. Skoda is a wholly-owned subsidiary of a major manufacturing company in the Czech Republic and had performed a significant amount of design and engineering work on the anticipated plant construction pursuant to a 1996 Memorandum of Agreement with the Company, which also terminated following the problems with ESA. In recent months, discussions with Skoda have been renewed with the objective of proceeding with construction of a plant in the Czech Republic under direct license from the Company. In addition, the Company has recently held discussions with other parties with respect to licensing the TRTM technology for other European plants. Although there can be no assurance that agreements for new plant construction and operation will result from these efforts, the Company is very encouraged by the discussions and believes that there is a strong level of European interest in the Titan TRTM technology.

     Research and Development

     The 1999 year also resulted in progress in development by Titan's of other recycling technologies for electronic scrap and plastics recovered from automobile salvage (referred to as "fluff"). These efforts have been conducted in conjunction with Adherent and represent a significant potential for independent recycling plants, as well as for expansion of plants based upon the TRTM technology.

Outlook

     * During the fiscal year ending July 31, 2000, the Company's efforts will be directed toward continued efforts with Dowon to optimize and expand profitable operations in the Asian market.

     * Conclusion of contractual arrangements to establish the Company's technologies in one or more European markets through joint venture and licensing agreements for the TRTM technology.

     * Additional research and development (working with Adherent) of Titan technologies for recovery of saleable products, especially through recycling of electronic scrap and auto fluff.

     Completion of preliminary arrangements to enter the North American market for tire recycling using TRTM technology in combination with the recycling of scrap electronics and auto fluff.

     Titan believes that its technologies offer an environmentally sound and commercially viable solution for dealing with significant world-wide waste disposal problems which are growing at an alarming rate. For example, it is estimated that more than 3 billion tires are now in U.S. dumps and tire stockpiles that continue to grow at an ever-increasing rate. Similarly, little thought has been given to disposal of computer waste and auto fluff which contains a large amount of non-biodegradable plastic waste. Through the Titan processes, these can be converted into marketable hydrocarbon products. In addition, electronic scrap contains several metals (including precious metals) which Titan believes can be recovered and marketed on a commercially viable basis based upon research and development work performed to date. Although a considerable amount of additional research and development work must be performed in order to confirm commercial viability of the electronic scrap and auto fluff technologies, Titan and Adherent are very encouraged at the results achieved to date and intend to continue work towards establishing commercial processes in these technologies.

                       MARKET FOR COMPANY'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

Market Information: The Company's common stock is listed on the bulletin board under the symbol "TITT' and is traded over the counter. The high and low bid prices for the Company's common stock for the past two years, as furnished by National Quotation Bureau, Inc. is as follows:

                                                      High            Low
                                                      ----            ---

          Quarter ended September 30, 1997:          $0.875          $0.50
          Quarter ended December 31, 1997:           $0.71875        $0.28125
          Quarter ended March 31, 1998:              $0.44           $0.28125
          Quarter ended June 30, 1998:               $0.375          $0.21
          Quarter ended September 30, 1998:          $0.37           $0.125
          Quarter ended December 31, 1998:           $0.25           $0.10
          Quarter ended March 31, 1999:              $0.34           $0.08
          Quarter ended June 30, 1999:               $0.218          $0.009

  Dividends: The Company has never paid dividends and its earnings have not warranted such payment. However, it should be anticipated that, should the Company experience earnings that might otherwise warrant the payment of dividends, the possible future business development needs of the Company could result in no dividends being paid in the foreseeable future.

Shareholders:   At  October  12,  1999,  the  Company  had   approximately   850
shareholders of record.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As stated above, the Company's primary activities are to manufacture and sell commercial plants designed to recycle waste tires and plastics, these plants are licensed to use the Company's technology subject to a reservation of a royalty relating to the sale from the plants of the various products produced and sold from them. Additionally, the Company performs ongoing research and analysis devoted to establishing additional uses for its technology.

Results of Operations

The delay in completion and full commercial operation of the TRTM plants in Korea, Taiwan and Austria has continued to have a material and adverse impact upon the Company's ability to market additional plants. Prospective purchasers of the TRTM technology continue to await the ongoing operations of the plants to measure their economics. Management believes that the Taiwan plant can demonstrate to any prospective purchaser that the plants are profitable. We continue to believe that the construction of a plant in Austria will occur as envisioned by ESA Gmbh and that the sale and construction of plants in both Asia and Europe should result in ever increasing plant sales. However, delay and frustration has seemed to cast doubt on our past predictions. Hopefully those days are soon to be behind us.

The Company continues to discuss the sale of additional licenses in Portugal and the Czech Republic, but the purchasers have not yet been able to secure the funding necessary to purchase a plant.

During the years ended July 31, 1998 and 1999, the Company again had no revenue from plant licensing. Total revenues were $93,054 in fiscal 1999 compared to $12,574 in fiscal 1998. As a result of the lack of revenue and the ongoing operating expenses and costs associated with selling activities, the Company experienced a loss of $227,173 during the current fiscal year compared to a net loss of $294,602 for the previous fiscal year. Management anticipates receipt of a license payment from the second Taiwan plant of approximately $1,000,000 in the current fiscal year and believes that it will also receive a license fee for a plant in Austria during the current fiscal year of approximately $500,000. If licensing of any of the additional plants that are in discussion are made, the Company will receive substantial additional revenue. However, there can be no present assurance when the Company will receive any payment from any purchaser or the time that any closing of any such sale might occur.

Financial Condition

The Company's cash position decreased to $6,881 in fiscal 1999 from $45,427 in fiscal 1998. Following the end of the fiscal year, the Company sold 950,000 shares of its common stock Company in reliance upon certain exemptions from registration under the Securities Act of 1933, as amended, and received proceeds from those sales of approximately $95,000.

Following the end of the last fiscal year, as part of a settlement of litigation, a $100,000 promissory note owned to Mr. Josef Strauss and the interest accumulated thereon were canceled. That transaction significantly improved the Company's financial condition by eliminating nearly all of the Company's debt.

As previously reported, at the end of the 1998 fiscal year the Company received back 2,000,000 shares of stock that had previously been exchanged for a twenty-eight percent interest in the Austrian plant. At the request of ESA Gmbh, that certificate was returned to Mr. Josef Steiner for the purpose of having the certificate canceled on its Austrian records. Because of Mr. Steiner's arrest immediately upon his return to Europe from his trip to Albuquerque, no one has yet determined the location of the certificate representing those shares. The transfer agent has been instructed to cancel the shares if and when delivered to it by any person, but for the time being the transfer agent shows those shares as being issued and outstanding.

During the year, as approved by the Shareholders, the Company granted options to four individuals. Each may purchase up to a total of 300,000 shares of the Company's common stock at an exercise price of $0.16 per share for the five year period following the date of the grant. The proceeds received from the sale of sock and any proceeds that might be received by the Company from the exercise of the options, which exercise cannot be assured, will be used by the Company as working capital.

The Company's costs and expenses of operations went up from $307,000 in fiscal 1998 to $320,000 during fiscal 1999. As stated above, operations provided no revenue during either year. Because of this shortfall of income, the Company has been forced to secure operating funds through the sale of shares of its common stock. Management believes that the proceeds of the sale of common stock substantially improved its liquidity and have provided adequate funds to meet the Company's operating needs for the next fiscal year.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED JULY 31, 1999, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON NOVEMBER 17, 1999. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO RONALD L. WILDER, PRESIDENT, TITAN TECHNOLOGIES, INC., 3206 CANDELARIA ROAD, N.E., ALBUQUERQUE, NEW MEXICO 87107.



               Report of Independent Certified Public Accountants


Stockholders
Titan Technologies, Inc.

We have audited the accompanying balance sheets of Titan Technologies, Inc., as of July 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titan Technologies, Inc., as of July 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note J to the financial statements, the Company has suffered recurring losses and net cash outflows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note J. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


GRANT THORNTON LLP


Oklahoma City, Oklahoma
September 3, 1999


                            Titan Technologies, Inc.

                                 BALANCE SHEETS

                                    July 31,


                       ASSETS                           1999           1998
                                                     -----------    -----------

CURRENT ASSETS
  Cash ...........................................   $     6,881    $    45,427
  Prepaid expenses ...............................         5,555           --
                                                     -----------    -----------

             Total current assets ................        12,436         45,427

PROPERTY AND EQUIPMENT - AT COST
  Furniture and fixtures .........................         5,407          5,407
  Machinery ......................................         7,706          7,706
                                                     -----------    -----------
                                                          13,113         13,113
    Less accumulated depreciation ................         7,843          5,197
                                                     -----------    -----------
                                                           5,270          7,916

OTHER ASSETS .....................................           609            609
                                                     -----------    -----------

                                                     $    18,315    $    53,952
                                                     ===========    ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts payable ...............................   $     3,062    $       914
  Accounts and note payable to stockholders and
     officers (notes C and F) ....................         7,634        147,650
  Accrued interest payable (note F) ..............          --           24,864
  Other accrued liabilities ......................         4,577          3,480
  Deferred revenue (note A3) .....................          --           39,353
                                                     -----------    -----------

                  Total current liabilities ......        15,273        216,261

COMMITMENTS AND CONTINGENCIES (notes I and K) ....          --             --

STOCKHOLDERS' EQUITY (DEFICIT) (notes F and H)
  Common stock - no par value; authorized,
    50,000,000 shares; issued and outstanding,
    28,120,411 shares in 1999 and 23,095,411
    shares in 1998 ...............................     1,819,468      1,426,944
  Accumulated deficit ............................    (1,816,426)    (1,589,253)
                                                     -----------    -----------
                                                           3,042       (162,309)
                                                     -----------    -----------

                                                     $    18,315    $    53,952
                                                     ===========    ===========

        The accompanying notes are an integral part of these statements.


                            Titan Technologies, Inc.

                            STATEMENTS OF OPERATIONS

                               Year ended July 31,


                                                      1999             1998
                                                  ------------     ------------

Revenues
  Other income (note C) ......................    $     93,054     $     12,748

Costs and expenses
  General and administrative .................         304,476          276,211
  Outside services ...........................           9,744           14,832
  Depreciation and amortization ..............           2,646            2,136
  Interest ...................................           3,361           13,443
  Loss on disposal of assets .................            --                174
  Research and development ...................            --                554
                                                  ------------     ------------
                                                       320,227          307,350
                                                  ------------     ------------

          Net loss before income taxes .......        (227,173)        (294,602)

Provision for income taxes (note D) ..........            --               --
                                                  ------------     ------------

          NET LOSS ...........................    $   (227,173)    $   (294,602)
                                                  ============     ============

Weighted average common shares outstanding ...      26,912,274       22,075,109
                                                  ============     ============

Net loss per common share ....................    $       (.01)    $       (.01)
                                                  ============     ============

        The accompanying notes are an integral part of these statements.


                            Titan Technologies, Inc.

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                       Years ended July 31, 1999 and 1998

                                                                     Common stock
                                                                     -----------
                                                                     no par value                Accumulated
                                                                     -----------                 -----------
                                                                        Shares        Amount       deficit          Total
                                                                     -----------   -----------   -----------    -----------
Balance at August 1, 1997 ........................................    21,436,411   $ 1,160,694   $(1,294,651)   $  (133,957)

Issuance of common stock (note F) ................................     1,659,000       260,250          --          260,250

Issuance of stock options (note F) ...............................          --           6,000          --            6,000

Net loss .........................................................          --            --        (294,602)      (294,602)
                                                                     -----------   -----------   -----------    -----------

Balance at July 31, 1998 .........................................    23,095,411     1,426,944    (1,589,253)      (162,309)

Issuance of common stock (note F) ................................     5,025,000       392,524          --          392,524

Net loss .........................................................          --            --        (227,173)      (227,173)
                                                                     -----------   -----------   -----------    -----------

Balance at July 31, 1999 .........................................    28,120,411   $ 1,819,468   $(1,816,426)   $     3,042
                                                                     ===========   ===========   ===========    ===========

         The accompanying notes are an integral part of this statement.

                            Titan Technologies, Inc.

                            STATEMENTS OF CASH FLOWS

                               Year ended July 31,


                                                          1999          1998
                                                        ---------     ---------

Increase (Decrease) in Cash

Cash flows from operating activities
  Cash received from contract advance ..............    $    --       $  39,353
  Cash received from subcontractor .................       50,040          --
  Interest and insurance proceeds received .........        3,724         5,908
  Cash paid to suppliers and employees .............     (344,609)     (255,538)
                                                        ---------     ---------

                Net cash used in
                  operating activities .............     (290,845)     (210,277)

Cash flows from investing activities
  Cash paid for property and equipment .............         --         (32,277)
  Proceeds from disposal of property
    and equipment ..................................         --          24,606
                                                        ---------     ---------

                Net cash used in investing
                  activities .......................         --          (7,671)

Cash flows from financing activities
  Proceeds from sale of common stock ...............      252,299       260,250
                                                        ---------     ---------

                NET INCREASE (DECREASE)
                  IN CASH ..........................      (38,546)       42,302

Cash at beginning of year ..........................       45,427         3,125
                                                        ---------     ---------

Cash at end of year ................................    $   6,881     $  45,427
                                                        =========     =========

Reconciliation of Net Loss to Net Cash Used in Operating Activities


Net loss ...........................................    $(227,173)    $(294,602)

Adjustments to reconcile net loss to net
  cash used in operating activities
  Depreciation and amortization ....................        2,646         2,136
  Noncash compensation .............................         --           6,000
  Loss on disposal of assets .......................         --             174
  Change in assets and liabilities
    Increase in prepaid expenses ...................       (5,555)         --
    Increase (decrease) in accounts payable ........        2,148        (1,625)
    Increase in accrued interest payable ...........        3,361        13,440
    Increase (decrease) in accrued liabilities .....        1,097       (10,803)
    Increase (decrease) in deferred revenue ........      (39,353)       39,353
    Increase (decrease) in accounts and note
      payable to stockholders
           and officers ............................      (28,016)       35,650
                                                        ---------     ---------

                Net cash used in operating
                  activities .......................    $(290,845)    $(210,277)
                                                        =========     =========

Noncash investing and financing activities:

During 1999, the Company exchanged 2,500,000 shares of common stock in settlement of debt and accrued interest to a stockholder which had a book value at the time of the exchange of $140,225.

        The accompanying notes are an integral part of these statements.


                            Titan Technologies, Inc.

                          NOTES TO FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

    Titan Technologies, Inc. (the "Company"), located in Albuquerque, New Mexico, invests in businesses developing new technology. Tire Recycling Corporation ("Tire Recycling"), wholly owned by the Company, also located in Albuquerque, developed a tire recycling process marketed throughout the world. On March 18, 1999, Tire Recycling Corporation merged with the Company and was dissolved. The Company has licensed its technology for use in two operating recycling plants in South Korea.

    A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

    1.     Property and Equipment and Accumulated Depreciation

    Depreciation is provided using straight-line and accelerated methods over economic lives of five to seven years.

    2.     Income Taxes

    The Company provides for deferred income taxes relating to carryforwards and temporary differences between the bases of certain assets and liabilities for financial and tax reporting purposes.

    3.     Revenue Recognition

    Revenue from the license of technology for plants is recognized when all material services relating to the contract have been substantially performed by the Company. On contracts where the Company acts only as technical adviser during the construction, substantial performance is generally defined as installation of the catalyst. Any amounts received under the contracts prior to the installation of the catalyst are treated as deferred revenue and are not recognized as revenue until substantial performance under the contract has occurred or the contract has expired with no further obligation of the Company.

    Direct expenses under contracts are deferred and are matched against contract revenue when substantial performance occurs. The deferred expenses are evaluated periodically under the contract terms to ensure they are recoverable under the contract.

    4.     Net Loss Per Common Share

    Net loss per common share is calculated using the weighted average number of shares outstanding during each year. Basic and diluted earnings per share are the same because the inclusion of options to purchase additional shares of stock (Note H) are antidilutive.

    5.     Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

NOTE B - SALE OF LICENSES AND MARKETING RIGHTS

    During the year ended July 31, 1996, the Company granted tire recycling license rights for Europe, Australia, New Zealand, and South Africa to a company. The agreement requires the payment of license fees of $1,500,000 to $2,500,000 to the Company for each plant constructed and royalties of 3.5% of the gross sales price of by-products from the plants. No plants are scheduled for construction at July 31, 1999.

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

NOTE C - RELATED PARTY TRANSACTIONS

    During 1999, the Company was paid $50,040 for a Company employee used by a research company owned by a director of the Company.

    During 1998, the Company sold a truck to an employee (son of the President of the Company) for $19,830. A right was granted to the Company to continue to use the truck for business and to repur-chase the truck. The Company also received an advance from an officer of $8,650 and deferred payments of salaries to officers of $27,000.

    Interest expense of approximately $3,300 and $13,000 to a stockholder was recorded during the years ended July 31, 1999 and 1998, respectively.

NOTE D - INCOME TAXES

    The Company had no current or deferred income tax expense for the years ended July 31, 1999 and 1998.

    The income tax provision is reconciled to the tax computed at statutory rates as follows:

                                                               July 31,
                                                     --------------------------
                                                       1999             1998
                                                     ---------        ---------

      Tax benefit at statutory rates .........       $ (77,239)       $(100,165)
      Change in valuation allowance ..........          (6,991)         113,847
      Other ..................................         (12,560)         (13,682)
      Expiration of foreign tax credits ......          96,790             --
                                                     ---------        ---------

                                                     $    --          $    --
                                                     =========        =========

    At July 31, 1999, the Company has loss carryforwards of approximately $1,700,000, which can be used to reduce taxable income and will expire 2005 through 2019.

    At July 31, 1999, the Company has a "research credit" of $49,076 available to offset income tax liabilities through 2006 and a "foreign tax credit" of $48,389 available to offset income tax liabilities through 2000.

    Amounts of deferred tax assets and valuation allowance are as follows at July 31:

                                                          1999            1998
                                                        --------        --------

      Deferred tax assets
        Accounts receivable allowance .........         $ 10,183        $   --
        Net operating loss carryforwards ......          676,885         597,269
        Research credit .......................           49,076          49,076
        Foreign tax credit ....................           48,389         145,179
                                                        --------        --------
                                                         784,533         791,524
          Less valuation allowance ............          784,533         791,524
                                                        --------        --------

                  Net deferred tax asset ......         $   --          $   --
                                                        ========        ========

    Due to a previous change in controlling ownership, the use of net operating losses of approximately $445,000 will be limited in any year to an amount determined by multiplying the value of the respective company's equity just prior to the ownership change by the federal long-term exempt rate. Any unused limitation may be carried forward and added to the next year's limitation.

NOTE E - RESEARCH AND DEVELOPMENT ARRANGEMENTS

    The Company has an arrangement with a research company owned by a director of the Company whereby that company will research a waste plastics recycling process using the Company's technology. In return, the Company will get the findings and developments of the research company. Although the research company receives money under government and private grants, the Company is not a party to the grant contracts, conducts no research under the contracts, and has no obligation to repay any amounts under the contracts. No amounts were paid to the research company for the years ended July 31, 1999 and 1998.

NOTE F - COMMON STOCK

    During the year ended July 31, 1999, the Company sold 2,525,000 shares of common stock for which it received $252,300. Additionally, the Company exchanged 2,500,000 shares of common stock in settlement of debt and accrued interest which had a book value at the time of the exchange of $140,225. The shares have not been registered under the United States Securities Act of 1933 ("Securities Act").

    During the year ended July 31, 1998, the Company sold 1,659,000 shares of common stock for which it received $260,250. The shares have not been registered under the Securities Act.

    In March 1997, the Company exchanged 3,000,000 shares of its common stock for a 28.5% interest in ESA Recycling GmbH ("ESA"), an Austrian company. No investment was recorded because the estimated fair value of the net assets of ESA at the time of the exchange was nominal. ESA had no operations but planned to develop a tire recycling plant in Europe. The Company shares issued were not registered under the Securities Act and, as restricted securities, could be sold only upon compliance with Rule 144 under the Securities Act. Under a settlement agreement, the 3,000,000 shares of the common stock were to be transferred back to the Company in exchange for its 28.5% interest in ESA. At July 31, 1999, the Company is seeking return of 2,000,000 shares of common stock from the former holders in Europe and the appropriate signatures from former stockholders to retire the 1,000,000 shares currently in the possession of the Company. Due to the uncertainty of the Company's ability to gain possession, all of the shares have been reflected as outstanding through July 31, 1999. Also, as part of the settlement, the Company has agreed to pay the plaintiff $300,000 from the proceeds from each of the first five sales of recycling plants anywhere in the world except Asia.
    These payments are due when the Company receives its final payment for each plant.

    The Company entered into an agreement with two legal consultants in May 1998, whereby the Company will pay each consultant $1,500 a month through May 2003 (see Note K) and granted each consultant options to purchase up to 150,000 shares of the Company's common stock at an exercise price per share equal to the bid price for such shares published by the National Quotation Bureau on the date of the agreement (see Note H). The consultants may terminate their services at any time without penalty. The options will be valid for the longer of the period ending five years from the date of the agreement or twelve months after the date that the Company has paid the consultants all consideration due under the agreement. The options or any portion thereof are assignable at any time to any person in a private transaction that does not violate the Securities Act, as amended. The Company recorded legal expense based upon the estimated fair market value of the options.

NOTE G - FINANCIAL INSTRUMENTS

    The following table includes information about estimated fair values as of July 31, 1999 and 1998 as required by Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosure About Fair Value of Financial Instruments. Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in SFAS No. 107 and does not purport to represent the aggregate net fair value of the Company.

    None of the financial instruments are held for trading purposes.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

       Cash. The carrying amount approximates fair value because the Company has the contractual right to receive immediate payment on the deposit accounts.

       Note Payable to Stockholder. The note was in default at July 31, 1998 and it was not practicable to estimate fair value.

    The estimated fair values of the Company's financial instruments as of July 31 are as follows:

                                                    Carrying        Estimated
                                                     amount         fair value
                                                    of assets        of assets
                                                  (liabilities)    (liabilities)
                                                   -----------      -----------
       1999
           Cash                                    $     6,881      $     6,881
       1998
           Cash                                    $    45,427      $    45,427
           Note payable to stockholder                (112,000)            --

NOTE H - STOCK OPTIONS

    In December 1998, the Company approved a stock option plan for issuance of up to 1,500,000 shares of stock to key employees and directors of the Company. The stock options vest immediately.

    The Company uses the intrinsic value method to account for its stock option plan in which compensation is recognized only when the fair value of each option exceeds its exercise price at the date of grant. Accordingly, no compensation cost has been recognized for the options issued. Had compensation cost been determined based on the fair value of the options at the grant dates, the Company's net loss and loss per share would have been increased to the pro forma amounts for the year ended July 31, 1999.

      Net loss
        As reported                     $(227,173)
        Pro forma                       $(272,347)

      Loss per share
        As reported                     $    (.01)
        Pro forma                       $    (.01)

    The fair value of each grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1999: no expected divi-dends; expected volatility of 138%; risk-free interest rate of 5.5%; and expected lives of five years. The exercise price of all options equaled or exceeded market price of the stock at the date of grant.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    A summary of the status of the Company's stock options as of July 31, 1999 and 1998 and changes during the years then ending is presented below.

                                                1999                1998
                                        -------------------- -------------------
                                                    Weighted            Weighted
                                                    average             average
                                                    exercise            exercise
                                          Shares    price     Shares    price
                                        ---------   ------   --------   ------

Outstanding at beginning of year .....    300,000   $ 0.26      --     $  --
Granted ..............................   1,500,000    0.16   300,000     0.26
Exercised ............................       --        --       --        --
Forfeited ............................       --        --       --        --
                                        ---------   ------   -------   ------

Outstanding at end of year ...........  1,800,000   $ 0.18   300,000   $ 0.26
                                        =========   ======   =======   ======

Options exercisable at year end ......  1,800,000   $ 0.18   300,000   $ 0.26
                                        =========            =======

Weighted average fair value of options
  granted during the year ............              $ 0.03             $ 0.02

The following table summarizes  information about stock options  outstanding  at
  July 31, 1999:
                                               Weighted-
                                                average         Weighted-
                                               remaining         average
                              Number          contractual        exercise
                            outstanding          life             price
                            -----------       -----------       ---------
                             1,500,000        4.22 years          $0.16
                               300,000        3.67 years          $0.26

NOTE I - LITIGATION

    From time to time, the Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management and based upon advice of counsel, would not have a material effect on the Company's financial position or results of operations.

NOTE J - MANAGEMENT'S PLANS FOR OPERATIONS

    The Company has experienced significant losses from operations in recent years and the Company has used rather than provided cash in its operations. At July 31, 1999, the Company's current liabilities exceed current assets by $2,837.

    The Company's ability to continue as a going concern is contingent upon its ability to maintain adequate financing or obtain capital from other sources and to attain profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts that might be necessary should the Company be unable to continue in existence.

    Management has taken the following steps to address the financial and operating condition of the Company which it believes will be sufficient to provide the Company with the ability to continue in existence:

       o Improve marketing efforts for recycling plants and bring plastics technology to a marketable product. o Reduce operating and administrative expenses, and issue stock and notes payable where possible.
       o   Defer officer salaries if required.

NOTE K - COMMITMENTS

    The Company entered into an agreement in 1998 for legal services. The minimum commitment payments are as follows:

              2000                        $  36,000
              2001                           36,000
              2002                           36,000
              2003                           27,000
                                           --------

                                           $135,000
                                           ========