Form 10KSB, Exhibit 13
period 2000-07-31
TITAN TECHNOLOGIES INC
filed 2000-10-24
CIK 932144

TITAN TECHNOLOGIES, INC.

ANNUAL REPORT TO SHAREHOLDERS
FOR THE FISCAL YEAR ENDED JULY 31, 2000

TITAN TECHNOLOGIES, INCORPORATED

Unless otherwise indicated, "the Company" and "Titan" are used in this report to refer to the business of Titan Technologies, Incorporated.

TITAN'S BUSINESS

Summary

Titan Technologies, Incorporated was incorporated under the laws of New Mexico on July 14, 1954. In its early years, the Company was involved in the uranium industry under the original name of Titan Uranium Corporation. The corporate name was changed in 1986 when Titan began to seek business opportunities in other industries. In recent years, Titan has focused its efforts on several recycling technologies, particularly in the area of tires, electronic scrap and certain components of salvaged automobiles. Titan believes it has reached an advanced stage of development of its tire recycling technology, which has now been used in three plants which have been built and operated in the Far East (South Korea and Taiwan).

Historically, much of Titan's business was performed through Tire Recycling Technologies Corporation ("TRTC"), formerly a wholly owned subsidiary which was merged into Titan during 1999. TRTC was directly involved in licensing the Company's proprietary technology, as well as construction of two plants in South Korea. Both Korean plants have been shut down because of the economic downturn in the South Korean economy and the insolvency of the owners, which was not related to operation of the plants. The Company has been informally advised that these plants would probably resume operations under different ownership, but the change of ownership did not occur during the year. A third plant utilizing the Company's tire recycling technology has now been in operation in Taiwan for nearly two years by Forest All Industry Corporation. Although there has been some difficulty in obtaining English translations of the operating results and product information for Korean plants and the Taiwan plant, Forest All has assured the Company that translated operating results and product information will be furnished in the near future.

As described below, recycling of tires using the Titan technology results in production of oil (similar in quality to fuel oil), scrap steel and carbon black. Forest All reports that it has been easily able to market the oil and carbon black into Asian markets and that it is stockpiling the scrap steel (a minor part of production) for future disposal. Forest All has also advised the Company that pilot plant research has successfully produced activated carbon from the carbon black and that Forest All plans to implement commercial production of activated carbon within the next few months, which is expected to significantly improve the financial results of operation The Company has not yet received any written information concerning these results or plans but has been assured by Forest All that such information will be forthcoming. See "Products and Marketing" below.

During the last quarter of the fiscal year, Titan representatives visited the Forest All plant in Taiwan with the objective of establishing a new tire recycling plant in the United States (or other parts of the world) pursuant to a joint venture between the parties. On June 27,2000, Titan and Forest All entered into a non-binding Letter of Intent to accomplish this objective, but there can be no assurance that it will result in construction of a new plant in the United States or elsewhere.

On the basis of the plant visit and subsequent discussions between the parties, Titan believes that the Forest All operations to date have established the commercial viability of the Company's tire recycling technology even though Forest All modified the original plant design to accommodate geotechnical restrictions imposed on construction by governmental authorities. In this regard, Titan also believes that plant throughput can be improved and operations simplified in a new plant by staying with original design specifications. Titan and Forest All are also in general agreement as to several modifications which they believe can improve plant efficiency and throughput in a new plant.

In December, 1999, Titan also completed a new agreement with Skoda Klatovy s.r.o. ("Skoda"), a company in the Czech Republic which is a wholly owned subsidiary of a major Czech manufacturing company. Titan has been working with Skoda for more than 4 years on a project to build a tire recycling plant in Europe using the Company's tire recycling technology and Skoda's expertise in civil engineering and in construction and commissioning of industrial furnaces and accessory equipment, including its willingness to guarantee mechanical performance of a plant. The agreement contemplated that Skoda would be able to procure a customer for the first plant, including financing for the plant and payment of an up-front licensing fee to the Company. Thereafter, Titan and Skoda would undertake a joint venture to market and build additional plants in Europe, with provisions for expanding the venture on a world-wide basis (subject to certain exclusions) after successful operation of the initial plant.

To date, Skoda has been unable to procure a customer for the initial plant but has completed preliminary engineering and some of the detailed engineering for an initial plant in conformity with standards of the European Economic Community. Skoda has advised Titan than its inability to date to procure a customer has been primarily to due to reluctance of parties to finance the plant without market guarantees for products, primarily carbon black. (See discussion of "Products and Marketing" below) The agreement terminates on December 31, 2000 if Skoda has not been able to procure a binding commitment from a customer for a plant on or before such date. Even if the agreement terminates, however, the Company plans to remain in discussions with Skoda pending developments in marketing of carbon products.

Titan continues its excellent working relationship with Adherent Technologies, Inc. ("Adherent"), a research and development laboratory in Albuquerque which has provided the Company with major assistance in developing its technologies and product analysis. The President and principal shareholder of Adherent, Dr.Ronald E. Allred, is a director and shareholder of the Company. During the year the Company, Adherent and Dr. Allred executed a technical assistance agreement, the terms of which are discussed in the Company's fiscal 2000 proxy material under the heading "Certain Transactions." As a result of this agreement, Adherent and Dr. Allred will receive a substantial percentage of all future Company revenue that results primarily from advancements made to the technology by Adherent's research and development efforts.

Business Development

The three plants in Asia have been constructed as a result of a marketing agreement entered into during 1993 between Titan and Dowon Company, Ltd. ("Dowon"), a South Korean company affiliated with Dong Kook Steel Material Company, Ltd.. Pursuant to this agreement, the Company's tire recycling technology was exclusively licensed to Dowon for use in Asia, except for certain Asiatic portions of the Commonwealth of Independent States. In order to encourage construction of plants and use of the TRTM technology, Titan informally waived royalty rights for the two Korean plants but is entitled to future production royalties from the Taiwan plant once it becomes fully operational. Titan expects that the royalties will be set at 3.25% of sales for the first two years of full operations and increase to 5% of sales thereafter. As described above, however, certain design modifications made by Forest All (out of necessity and without approval of the Company or Dowon) have impaired the ability of the plant to achieve rated capacity and the Company cannot predict when and if such royalties will in fact be paid.

The Company recently notified Dowon that it considers Dowon to be in continuous default of the terms of the marketing agreement and that Titan intended to cancel the agreement for all purposes. The default relates to the failure on the part of Dowon to furnish information to Titan on a quarterly basis as required by the agreement As an alternative, Dowon has been offered the opportunity to continue to market plants in Asia on a non-exclusive basis, but it must market one plant each year in order for the agreement to continue in effect. At present, the Company cannot predict the outcome of these negotiations but does not believe resolution of the matter will materially affect development of its tire recycling technology in the United States and Europe.

Titan has provided engineering and design assistance to Dowon for construction of the plants and Titan has been reimbursed for its out-of-pocket costs and expenses, including salaries for the engineering personnel involved.

Management intends that all future plants constructed and operated pursuant to a license agreement, whether sold under a new arrangement with Dowon or otherwise, will result in payment to the Company of a production royalty equal to 7.5% of sales, plus a negotiated up-front fee per plant. However, in order to promote continued development of its tire recycling technology (and other technologies), Titan will retain the flexibility to modify these arrangements as it deems necessary. Titan plans on remaining actively involved in construction and operation of future plants on a cost-plus basis in addition to receiving licensing fees. As an alternative and as developments warrant, Titan may also consider joint venture arrangements in which it would acquire, directly or indirectly, an ownership interest in new plants.

In addition to its tire recycling technology, Titan has been working closely with Adherent in developing new technologies for recycling electronic (computer) scrap and waste plastic recovered from automobile salvage ("fluff"). Titan and Adherent believe that the plastics contained in these materials can be recycled and recovered in the form of marketable liquid and gaseous hydrocarbons. Also, the electronic scrap contains recoverable metals, including precious metals. Titan and Adherent believe that this technology has now been developed to a point where a commercial pilot facility is warranted, particularly for the electronic scrap, and are planning to devote a significant effort to commercialization of the technology for recycling of these non-tire scrap and waste items.

Description of Technology

The first step in all of the Company's recycling technology involves shredding the feed waste using conventional equipment which has been commercially proven in many applications.

The Titan technology utilizes pyrolysis (together with a proprietary catalyst) to recycle tires and other scrap material. Pyrolysis is a process which breaks down its raw material feed into basic products through a combination of elevated temperature and other components, including absence of oxygen and use of a proprietary catalyst. In the case of the Company's proprietary tire recycling technology, pyrolysis is accomplished at lower temperatures than are normally associated with conventional pyrolysis techniques for recycling. Titan's process is referred to as a "tertiary" process because it reduces the tire feed to its primary raw components, which consist of oil, steel and carbon black As mentioned, the Titan technology uses a proprietary reactor catalyst in connection with the pyrolysis process. The lower pyrolysis temperature allows recovery of these products in marketable form and is the key to success of plants using the technology. Titan also holds process patents covering the feed and discharge components of its system, which it believes represent an advancement over conventional pyrolysis equipment. Although not trademarked, the Titan tire recycling technology is often referred to informally as "TRTM" technology.

In addition to its relatively low operating temperatures, the Company's technology is regarded as environmentally friendly. The TRTM process is a closed system and the only emissions are exhaust gases from clean-burning fuels (most of which are generated by the process itself) and a small amount of dirt and ash which is environmentally suitable for normal landfill. In fact, non-condensable gases recovered using TRTM technology provide the fuel to generate required process heat for pyrolysis.

The technology used to recover hydrocarbons, carbon and metals from electronic scrap and automobile fluff also utilizes pyrolysis to recover the hydrocarbons and carbon followed by other conventional processes to recover the metals.

Titan has also designed and built a fully operational mobile unit which it has used for research and development on most plastics, oil recovery from oil soaked sand, the neutralization of poultry waste and other uses. Unlike laboratory testing, this unit has the capacity to test large volumes of material and , because it is mounted on a trailer, can be operated at any location. The Company believes that it can manufacture and market this type of unit worldwide for oil spill recovery and for processing animal waste.

Products and Marketing

Titan estimates that a single plant using TRTM technology at the rate of 100 tons of tires per day will produce on an annual basis:

          (1) approximately 80,000 barrels of oil (34 degree API);

          (2) approximately 3,300 tons of high quality scrap steel; and

          (3)  approximately 8,000 tons of carbon black.

The supply of tires available for recycle is virtually unlimited in terms of plants processing 100 tons per day, and Titan believes that the commercial viability of its TRTM technology and the resulting products has been fully established through pilot plant operations and the three operating plants in Asia.

Oil

Management believes that Titan has established a legitimate potential to become a major player in the fields of oil production from recycling and alternative energy production. The oil produced using TRTM technology is low in sulfur content and viscosity (it flows readily at room temperature) and contains a high percentage of "fuel" oils which are attractive for direct feed (without blending) into refineries. Accordingly, the oil is readily marketable at prices comparable to light, sweet crude oil. As an example of the dynamics of this new source of energy, a stockpile of 165,000 tons of tires, not an uncommon number - about a 5 year supply for a single TRTM plant -- contains more than 400,000 barrels of recoverable oil. Similarly, more than 250 million tires are being disposed of annually in the United States, which represents a potential supply of about 1 million barrels of recoverable oil per year.

Steel

The scrap steel recovered using TRTM technology is good quality carbon-steel used in manufacturing tires and is also readily marketable. Except for having been shredded, it is essentially the same steel wire which was incorporated into the original manufacture of tires. Although the quantity recovered in a 100 ton per day plant is relatively minor, it nevertheless represents about $300,000 per year in revenue recovered at minimal cost.

Carbon Products

Titan, working with its licensees and others, will be closely involved in the effort to optimize the market for the third component of tire recycling, which is commonly referred to as "carbon black."

Conventional carbon black is produced through controlled burning of natural gas or oil (much like soot) and it relatively free of impurities. The largest use of carbon black (by a significant margin) is for manufacture of tires, although carbon black is also used extensively in production of ink, paint, shoe polish, plastics, moldings, gaskets and similar applications in which a black product is necessary or deemed desirable. Many different grades of carbon black are produced, depending upon the intended use, but virtually all conventionally produced carbon black is nearly ash-free.

The carbon black produced through TRTM pyrolysis consists of the various grades which went into manufacture of the tire. Because of the very fine physical composition of the material, it is not realistically practicable to separate the product by grade. In addition, carbon black produced through pyrolysis contains varying amounts of ash attributable to other minor materials used in manufacturing the tire.

Because relatively pure carbon black has been in abundant supply at all grades (which determines price), there has been little incentive for carbon black consumers to investigate use of pyrolysis-produced carbon black with its impurities, since the product has not been commercially available in any event, at least in any significant quantities.

The successful experience of Forest All in marketing carbon black in certain Asian markets would seem to dictate a change in attitude on the part of carbon black consumers for certain applications, including low-speed tires. Moreover, it may well be possible to use TRTM carbon black in normal tire production in the United States when blended with other grades of carbon black. Titan believes that once a TRTM plant has been established in the United States or Europe, there will be ample demand for the product once consumers have had an opportunity to evaluate a steady and consistent supply of the product. In this regard, TRTM carbon black, as a relative by-product, can be produced much cheaper than conventional carbon black, which should be of major significance in achieving market penetration once a plant is operational in the United States. Nevertheless, Titan recognizes that the ability to market the carbon black (or a further refined carbon product) into U.S. and European markets will be a key factor in obtaining commitments for new plants in these geographical areas.

In order to enhance marketability of the carbon black which is produced through the TRTM process, Titan (and Forest All) have been working on process additions to pelletize the carbon black and convert it into activated carbon. Activated carbon is a product which is extensively used in water purification and commands a significantly higher market price than the price for carbon black. The results of this work are particularly important to Titan because the carbon black recovered in the TRTM process is by far and away the largest portion of material produced through tire recycling. The Company is encouraged as a result of work conducted to date by its independent contractors and results reported by Forest All, which has advised Titan that it plans to start up its activated carbon circuit in the near future. The Company's own testing is being conducted on a bulk sample of carbon black produced by Forest All in Taiwan and is expected to be completed during November, 2000 using commercially available equipment. Although the activation process is expected to generate only about 50-60% of the product weight of the carbon black fed to process, this is more than offset by the much higher market price and the ability to obtain a secure market for product.

Once a plant is operating in the United States, Management is optimistic that plants using its process will ultimately be able to develop a sufficient share of the market for a number of carbon black applications in addition to sale of activated carbon. Titan is fully aware of the significance of being able to secure these markets and expects it will encounter strong resistance from existing producers of carbon black to protect their current markets. However, the Company believes that its costs of production will be less than those of current producers of the product and that it will have access to available markets for the product once consistent quality of its carbon has been established commercially. In addition, the Company and Adherent have already demonstrated at bench scale the technical ability to remove much of the ash impurities from the carbon black and are optimistic that further work will allow ash removal on a commercial scale, which would enhance product use in applications requiring higher product specifications.

Review of 2000

Asia

The fiscal year ended July 31, 2000 was a year of continued progress for the Company, particularly with respect to the operation of the plant in Taiwan, which has now been operating for nearly two years. The Taiwan plant has demonstrated the ability to operate on a continuous basis and is selling all of the plant's oil and carbon black as it is produced. Titan is awaiting receipt of English translations of operating results from the plant in order to analyze the day-to-day production runs and product quality. However, based upon visits to the plant and preliminary information furnished by the Forest All, the Company's management is confident that a TRTM plant is capable of operating at design capacity.

Titan enjoys an excellent relationship with its licensees and believes that the work performed at the Taiwan plant has been useful in establishing a wider range of operating parameters and capabilities for the TRTM technology. In this regard, the Taiwan plant incorporated modifications to the process design, which have further improved the overall technology, on the basis of observations made from operation of the Korean plants. Such improvements are part of normal commercial process development and the Company expects that further improvements will be made as additional plants are constructed and operated.

Europe

Fiscal 2000 continued the adverse impact of the failure Environmental Solutions Agency, Inc. ("ESA"), which had been licensed by Titan (and TRTC) to market the Company's technology in Europe and other arenas in the world market for tire recycling . These efforts collapsed following the arrest and prosecution of its principles for bank fraud in Austria.

As previously reported by the Company, at the time this collapse, arrangements were well advanced with Skoda construction of a TRTM plant in Austria under license from Titan. As mentioned above, Skoda is a wholly-owned subsidiary of a major manufacturing company in the Czech Republic and had performed a significant amount of design and engineering work on the anticipated plant construction pursuant to a 1996 Memorandum of Agreement with the Company, which also terminated following the problems with ESA. During the year, discussions with Skoda continued following their renewal in 1999, resulting in a new agreement with the objective of proceeding with construction of a plant in the Czech Republic under direct license from Titan. Although there can be no assurance that licenses for new plant construction and operation will result from these efforts, the Company is very encouraged by the discussions and believes that there is a strong level of European interest in the Titan TRTM technology.

Research and Development

Fiscal 2000 continued the long ongoing process of development by Titan's of other recycling technologies for electronic scrap and plastics recovered from automobile salvage fluff. These efforts have continually been conducted in conjunction with Adherent and represent a significant potential for independent recycling plants, as well as for expansion of plants based upon the TRTM technology.

Outlook

During the fiscal year ending July 31, 2001, the Company's efforts will be directed toward continued efforts with Forest All and others to optimize and expand profitable operations in the North American, European and Asian markets. This will include:

o Efforts to conclude contractual arrangements in Europe and Asia to establish the Company's technologies for the TRTM technology.

o Additional research and development (working with Adherent) of Titan technologies for recovery of saleable products.

o Completion of preliminary arrangements to construction and operation of a TRTM plant in the United States during the year.

o Establish financing for a North American market for the construction of a TRTM plant designed for the specific purpose of recycling scrap electronics and perhaps auto fluff.

Titan believes that its technologies offer an environmentally sound and commercially viable solution for dealing with significant world-wide waste disposal problems which are growing at an alarming rate. For example, it is estimated that more than 3 billion tires are now in U.S. dumps and that tire stockpiles continue to grow at an ever-increasing rate. Similarly, little thought has been given to disposal of computer waste and auto fluff which contains a large amount of non-biodegradable plastic waste. Through the Titan processes, these can be converted into marketable hydrocarbon products. In addition, electronic scrap contains several metals (including precious metals) which Titan believes can be recovered and marketed on a commercially viable basis based upon research and development work performed to date. Although a considerable amount of additional research and development work must be performed in order to confirm commercial viability of the electronic scrap and auto fluff technologies, Titan and Adherent are very encouraged at the results achieved to date and intend to continue work towards establishing commercial processes in these technologies.

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information: The Company's common stock is listed on the bulletin board under the symbol "TITT" and is traded over-the-counter. The high and low bid prices for the Company's common stock for the past two years, as furnished by National Quotation Bureau, Inc., is as follows:

                  Quarter Ended                   High             Low

         Quarter ended September 30, 1998:       $0.37            $0.125
         Quarter ended December 31, 1998:        $0.25            $0.10
         Quarter ended March 31, 1999:           $0.34            $0.08
         Quarter ended June 30, 1999:            $0.18            $0.009
         Quarter ended September 30, 1999:       $0.165           $0.125
         Quarter ended December 31, 1999:        $0.22            $0.135
         Quarter ended March 31, 2000:           $0.66            $0.20
         Quarter ended June 30, 2000:            $0.36            $0.1875

Dividends: The Company has never paid dividends and its earnings have not warranted such payment. However, it should be anticipated that, should the Company experience earnings that might otherwise warrant the payment of dividends, the possible future business development needs of theCompany could result in no dividends being paid in the foreseeable future.

Shareholders:   At  October  20,  2000,  the  Company  had   approximately   600
shareholders of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As stated above, the Company's objectives and its primary activities are related to the manufacture and sale of commercial plants designed to recycle waste tires and plastics. Plants are or will be licensed to use the Company's technology, subject to a reservation of a royalty relating to the sale from the plants of the various products produced and sold from them. Additionally, the Company performs on-going research and analysis devoted to establishing additional uses for its technology.

Results of Operations

The delay in completion and full commercial operation of the TRTM plants in Korea, and Taiwan has continued to have a material and adverse impact upon the Company's ability to market additional plants. Prospective purchasers of the TRTM technology continue to await the ongoing operations of the plants (including information with respect to marketability of products) to measure their economics. Management believes that the Taiwan plant can demonstrate to any prospective purchaser that new plants can be profitable. The Company continues to believe that construction of a plant in Austria will occur as envisioned by ESA Gmbh and that the sale and construction of plants in both Asia and Europe should result in ever increasing plant sales. However, these delays and frustrations have cast doubt on the Company's prior predictions and its ability to perform. Hopefully, those days are soon to be behind the Company's efforts.

The Company continues to discuss the sale of additional licenses in Austria, the United Kingdom and the Czech Republic (as well as joint venture prospects with Forest All), but the prospective purchasers have not yet been able to secure the funding necessary to purchase a plant.

 During the years ended July 31, 1999 and 2000, the Company had no revenue from plant licensing. Total revenues were $32,585 in fiscal 2000 compared to $93,054 in fiscal 1999. As a result of the lack of revenue and the ongoing operating expenses and costs associated with selling activities, the Company experienced a loss of $375,068 during the current fiscal year compared to a net loss of $227,173 for the previous fiscal year.

Management anticipated receipt of a license payment for a second plant in Taiwan that did not materilize during fiscal 2000 and no revenue was received from license fees. Management anticipates that royalty revenue from the operating Taiwan plant will commence in the near future, but cannot predict when such royalties will commence or when the plant will be deemed fully operational.

Management continues to be optimistic that a plant will be started in Austria at some time during this fiscal year and believes that it will receive a license fee for that plant when the licensing process is completed. During the second half of fiscal 2001, the Company began efforts to establish a plant in the United States. Substantial progress toward that goal has been accomplished with the target area for the plant being in Tennessee. Permitting for that plant is now underway and it is hoped that it will be completed in the near future. Funding for the first plant in the United States is expected to be provided through efforts of Forest All, although the structure of the transactions has not yet been agreed upon. Discussions are now also taking place related to proposed plants in Germany and in mainland China. If licensing of any of the plants that are in discussion are made, the Company expects to receive substantial additional revenue. However, there can be no present assurance when the Company will receive any payment from any purchaser or the time that any closing of any such sale might occur.

Financial Condition

The Company's cash position increased decreased to $157,180 in fiscal 2000, up from $6,881 in fiscal 1999. Following the end of the fiscal year, the Company sold additional shares of its common stock in reliance upon certain exemptions from registration under the Securities Act of 1933, as amended. The proceeds of these limited sales and the Company's cash position provides the cash believed by Management to be adequate for the next fiscal year.
The Company still has no significant debt.

The 2,000,000 shares to be returned by ESA Gmbh, for cancellation have still not been located and returned to the Company for cancellation. The transfer agent has been instructed to cancel the shares if and when delivered to it by any person, but for the time being the transfer agent shows those shares as being issued and outstanding.

The Company's costs and expenses of operations went up from $320,000 in fiscal 1999 to $407,653 during fiscal 2000, primarily from the Company's efforts to establish a plant in Europe, to supervise operations of the Tiawan plant and to conduct research and development for applications of new technology. As stated above, operations provided no revenue during either year.

Management has taken the following steps to address the financial and operating condition of the Company which it believes will be sufficient to provide the Company with the ability to continue in existence:

       o Improve marketing efforts for recycling plants and bring plastics technology to a marketable product.

       o Reduce operating and administrative expenses, and issue stock and notes payable where possible for payment of expenses.

       o Defer officer salaries if required.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED JULY 31, 2000, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON NOVEMBER 20, 2000. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO RONALD L. WILDER, PRESIDENT, TITAN TECHNOLOGIES, INC., 3206 CANDELARIA ROAD, N.E., ALBUQUERQUE, NEW MEXICO 87107.





               Report of Independent Certified Public Accountants


Stockholders
Titan Technologies, Inc.

We have audited the accompanying balance sheets of Titan Technologies, Inc., as of July 31, 2000 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titan Technologies, Inc., as of July 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the Unites States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note I to the financial statements, the Company has suffered recurring losses and net cash outflows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






GRANT THORNTON LLP


Oklahoma City, Oklahoma
September 1, 2000

                            Titan Technologies, Inc.


                                 BALANCE SHEETS

                                    July 31,


                                     ASSETS

                                                      2000             1999
                                                  ------------     ------------

CURRENT ASSETS
    Cash .....................................    $    157,180     $      6,881
    Prepaid expenses .........................           1,025            5,555
                                                  ------------     ------------

              Total current assets ...........         158,205           12,436

PROPERTY AND EQUIPMENT - AT COST
    Furniture and fixtures ...................           5,407            5,407
    Machinery ................................           7,706            7,706
                                                  ------------     ------------
                                                        13,113           13,113
       Less accumulated depreciation .........           9,598            7,843
                                                  ------------     ------------
                                                         3,515            5,270

OTHER ASSETS .................................             609              609
                                                  ------------     ------------

                                                  $    162,329     $     18,315
                                                  ============     ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable .........................    $      2,835     $      3,062
    Accounts and note payable to
       stockholders and officers (note C) ....            --              7,634
    Other accrued liabilities ................           3,056            4,577
                                                  ------------     ------------

              Total current liabilities ......           5,891           15,273

COMMITMENTS AND CONTINGENCIES
   (notes H, I,  and J) ......................            --               --

STOCKHOLDERS' EQUITY (notes F and G)
    Common stock - no par value;
    authorized, 50,000,000 shares;
    issued and outstanding, 33,736,561
    shares in 2000 and 28,120,411 shares
    in 1999 ..................................       2,347,932        1,819,468
    Accumulated deficit ......................      (2,191,494)      (1,816,426)
                                                  ------------     ------------
                                                       156,438            3,042
                                                  ------------     ------------

                                                  $    162,329     $     18,315
                                                  ============     ============


        The accompanying notes are an integral part of these statements.

                            Titan Technologies, Inc.


                             STATEMENTS OF OPERATIONS

                               Year ended July 31,


                                                      2000             1999
                                                  ------------     ------------

Revenues
    Other income (note C) ....................    $     32,585     $     93,054

Costs and expenses
    General and administrative ...............         261,369          304,476
    Research and development .................          90,000             --
    Outside services .........................          54,529            9,744
    Depreciation and amortization ............           1,755            2,646
    Interest .................................            --              3,361
                                                  ------------     ------------
                                                       407,653          320,227
                                                  ------------     ------------

              Net loss before income taxes ...        (375,068)        (227,173)

Provision for income taxes (note D) ..........            --               --
                                                  ------------     ------------

                  NET LOSS ...................    $   (375,068)    $   (227,173)
                                                  ============     ============

Weighted average common shares outstanding ...      31,024,758       26,912,274
                                                  ============     ============

Net loss per common share ....................    $       (.01)    $       (.01)
                                                  ============     ============



        The accompanying notes are an integral part of these statements.

                            Titan Technologies, Inc.


                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                       Years ended July 31, 2000 and 1999


                                           Common stock
                                           no par value         Accumulated
                                    -------------------------
                                      Shares         Amount       deficit         Total
                                    -----------   -----------   -----------    -----------
Balance at August 1, 1998 .......    23,095,411   $ 1,426,944   $(1,589,253)   $  (162,309)

Issuance of common stock (note F)     5,025,000       392,524          --          392,524

Net loss ........................          --            --        (227,173)      (227,173)
                                    -----------   -----------   -----------    -----------

Balance at July 31, 1999 ........    28,120,411     1,819,468    (1,816,426)         3,042

Issuance of common stock (note F)     5,616,150       528,464          --          528,464

Net loss ........................          --            --        (375,068)      (375,068)
                                    -----------   -----------   -----------    -----------

Balance at July 31, 2000 ........    33,736,561   $ 2,347,932   $(2,191,494)   $   156,438
                                    ===========   ===========   ===========    ===========

         The accompanying notes are an integral part of this statement.

                            Titan Technologies, Inc.


                           STATEMENTS OF CASH FLOWS

                               Year ended July 31,


                                                                               2000         1999
                                                                             ---------    ---------

Increase (Decrease) in Cash

Cash flows from operating activities
    Cash received from subcontractor .....................................   $  32,165    $  50,040
    Interest and insurance proceeds received .............................        --          3,724
    Cash paid to suppliers and employees .................................    (320,330)    (344,609)
                                                                             ---------    ---------

                  Net cash used in operating activities ..................    (288,165)    (290,845)

Cash flows from financing activities
    Proceeds from sale of common stock ...................................     438,464      252,299
                                                                             ---------    ---------

                  NET INCREASE (DECREASE) IN CASH ........................     150,299      (38,546)

Cash at beginning of year ................................................       6,881       45,427
                                                                             ---------    ---------

Cash at end of year ......................................................   $ 157,180    $   6,881
                                                                             =========    =========

Reconciliation of Net Loss to Net Cash Used in Operating Activities

Net loss .................................................................   $(375,068)   $(227,173)

Adjustments to reconcile net loss to net cash used in operating activities
    Depreciation and amortization ........................................       1,755        2,646
    Expense on issuance of common stock at a discount ....................      90,000         --
    Change in assets and liabilities
       Decrease (increase) in prepaid expenses ...........................       4,530       (5,555)
       Increase (decrease) in accounts payable ...........................        (227)       2,148
       Increase in accrued interest payable ..............................        --          3,361
       Increase (decrease) in accrued liabilities ........................      (1,521)       1,097
       Decrease in deferred revenue ......................................        --        (39,353)
       Decrease in accounts and note payable to stockholders and officers       (7,634)     (28,016)
                                                                             ---------    ---------

                  Net cash used in operating activities ..................   $(288,165)   $(290,845)
                                                                             =========    =========

Noncash investing and financing activities:

During 2000, the Company sold 1,000,000 shares of common stock to a director at a discount which resulted in expense of $90,000.

During 1999, the Company exchanged 2,500,000 shares of common stock in settlement of debt and accrued interest to a stockholder which had a book value at the time of the exchange of $140,225.


        The accompanying notes are an integral part of these statements.

                            Titan Technologies, Inc.


                          NOTES TO FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

    Titan Technologies, Inc. (the "Company"), located in Albuquerque, New Mexico, invests in businesses developing new technology and markets a proprietary tire recycling process throughout the world.

    A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

    1.       Cash

    The Company maintains its cash in bank deposit accounts and money market funds which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such accounts.

    2.     Property and Equipment and Accumulated Depreciation

    Depreciation is provided using straight-line and accelerated methods over economic lives of five to seven years.

    3.     Income Taxes

    The Company provides for deferred income taxes relating to carryforwards and temporary differences between the bases of certain assets and liabilities for financial and tax reporting purposes.

    4.     Revenue Recognition

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

    5.     Net Loss Per Common Share

    Net loss per common share is calculated using the weighted average number of shares outstanding during each year. Basic and diluted earnings per share are the same because the inclusion of options to purchase additional shares of stock (Notes F and G) are antidilutive.

                            Titan Technologies, Inc.

                             July 31, 2000 and 1999


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    6.     Use of Estimates

    The  preparation  of  financial   statements  in  conformity  with  auditing
    standards generally accepted in the Unites States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

NOTE B - SALE OF LICENSES AND MARKETING RIGHTS

    During the year ended July 31, 1996, the Company granted tire recycling license rights for Europe, Australia, New Zealand, and South Africa to a company. The agreement requires the payment of license fees of $1,500,000 to $2,500,000 to the Company for each plant constructed and royalties of 3.5% of the gross sales price of by-products from the plants. No plants are scheduled for construction at July 31, 2000.

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

NOTE C - RELATED PARTY TRANSACTIONS

    During  2000  and  1999,   the  Company  was  paid   $32,165  and   $50,040,
    respectively, for a Company employee used by a research company owned by a director of the Company.

    Interest expense of approximately $3,300 to a stockholder was recorded during the year ended July 31, 1999.

NOTE D - INCOME TAXES

    The Company had no current or deferred income tax expense for the years ended July 31, 2000 and 1999.

    The income tax provision is reconciled to the tax computed at statutory rates as follows:

                                                              July 31,
                                                     --------------------------
                                                        2000             1999
                                                     ---------        ---------

Tax benefit at statutory rates ...............       $(127,523)       $ (77,239)
Change in valuation allowance ................          74,622           (6,991)
Other ........................................           4,511          (12,560)
Expiration of foreign tax credits ............          48,390           96,790
                                                     ---------        ---------

                                                     $    --          $    --
                                                     =========        =========

                         Titan Technologies, Inc.

                             July 31, 2000 and 1999


NOTE D - INCOME TAXES - CONTINUED

    At July 31, 2000, the Company has loss carryforwards of approximately $2,077,000, which can be used to reduce taxable income and will expire 2005 through 2020.

    At July 31, 2000, the Company has a "research credit" of $49,076 available to offset income tax liabilities through 2006.

    Amounts of deferred tax assets and valuation allowance are as follows at July 31:

                                                            2000          1999
                                                         ---------      --------

    Deferred tax assets
    Accounts receivable allowance ................       $   --         $ 10,183
    Net operating loss carryforwards .............        810,079        676,885
    Research credit ..............................         49,076         49,076
    Foreign tax credit ...........................           --           48,389
                                                         --------       --------
                                                          859,155        784,533
       Less valuation allowance ..................        859,155        784,533
                                                         --------       --------

                  Net deferred tax asset .........       $   --         $   --
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

NOTE E - RESEARCH AND DEVELOPMENT ARRANGEMENTS

    The Company has an arrangement with a research company owned by a director of the Company whereby that company will research a waste plastics recycling process using the Company's technology. Under the terms of the agreement, the director purchased 1,000,000 shares of common stock at $.01 per share. As a result of this transaction, the Company recognized expense of $90,000 due to issuing common stock below its fair market value. Additionally, the research company is entitled to 50% of the net proceeds received by the Company as income resulting from the sale and/or licensing or product, plant, technology or otherwise of its technology related to feedstock other than those for tires and pay the research company a sum of money derived from the revenue from tires computes as follows: 5% of the first $2,000,000 of net revenues, 3% of net revenue of $2,000,000 to $5,000,000, 2% of net revenue of $5,000,000 to $10,000,000, and 1% of all net revenue in excess of $10,000,000.

    In return, the Company will receive the findings and developments of the research company. Although the research company receives money under government and private grants, the Company is not a party to the grant contracts, conducts no research under the contracts, and has no obligation to repay any amounts under the contracts. No amounts were paid to the research company for the years ended July 31, 2000 and 1999.

                         Titan Technologies, Inc.

                             July 31, 2000 and 1999


NOTE F - COMMON STOCK

    During the year ended July 31, 2000, the Company sold 5,351,150 shares of common stock for which it received $438,464. In conjunction with the sale of common stock during the year ended July 31, 2000, the Company issued two individuals 265,000 shares of common stock for brokering the sale. Additionally, one consultant received an option to purchase 400,000 shares of common stock with an exercise price of $.10 which expires on March 15, 2005. During the year ended July 31, 1999, the Company sold 2,525,000 shares of common stock for which it received $252,300. Additionally, the Company exchanged 2,500,000 shares of common stock in settlement of debt and accrued interest which had a book value at the time of the exchange of $140,224. None of the shares or options issued in fiscal 2000 or 1999 have been registered under the United States Securities Act of 1933 ("Securities Act").

    In March 1997, the Company exchanged 3,000,000 shares of its common stock for a 28.5% interest in ESA Recycling GmbH ("ESA"), an Austrian company. No investment was recorded because the estimated fair value of the net assets of ESA at the time of the exchange was nominal. ESA had no operations but planned to develop a tire recycling plant in Europe. The Company shares issued were not registered under the Securities Act and, as restricted securities, could be sold only upon compliance with Rule 144 under the Securities Act. Under a settlement agreement, the 3,000,000 shares of the common stock were to be transferred back to the Company in exchange for its 28.5% interest in ESA. At July 31, 2000, the Company is seeking return of 2,000,000 shares of common stock from the former holders in Europe and the appropriate signatures from former stockholders to retire the 1,000,000 shares currently in the possession of the Company. Due to the uncertainty of the Company's ability to gain possession, all of the shares have been reflected as outstanding through July 31, 2000. Also, as part of the settlement, the Company has agreed to pay the plaintiff $300,000 from the proceeds from each of the first five sales of recycling plants anywhere in the world except Asia. These payments are due when the Company receives its final payment for each plant.

    The Company entered into an agreement with two legal consultants in May 1998, whereby the Company will pay each consultant $1,500 a month through May 2003 (see Note J) and granted each consultant options to purchase up to 150,000 shares of the Company's common stock at an exercise price per share equal to the bid price for such shares published by the National Quotation Bureau on the date of the agreement ($.26 per share). The consultants may terminate their services at any time without penalty. The options will be valid for the longer of the period ending five years from the date of the agreement or twelve months after the date that the Company has paid the consultants all consideration due under the agreement. The options or any portion thereof are assignable at any time to any person in a private transaction that does not violate the Securities Act, as amended.

                         Titan Technologies, Inc.

                             July 31, 2000 and 1999


NOTE G - STOCK OPTIONS

    In December 1998, the Company approved a stock option plan for issuance of up to 1,500,000 shares of stock to key employees and directors of the Company. The stock options vest immediately.

    The Company uses the intrinsic value method to account for its stock option plan in which compensation is recognized only when the fair value of each option exceeds its exercise price at the date of grant. Accordingly, no compensation cost has been recognized for the options issued. Had compensation cost been determined based on the fair value of the options at the grant dates, the Company's net loss and loss per share would have been increased to the pro forma amounts for the year ended July 31, 2000 and 1999.

                                                   2000                1999
                                               -----------          -----------

   Net loss
       As reported ...................         $  (375,068)         $  (227,173)
       Pro forma .....................         $  (375,068)         $  (272,347)

   Loss per share
       As reported ...................         $      (.01)         $      (.01)
       Pro forma .....................         $      (.01)         $      (.01)

    The fair value of each grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1999: no expected dividends; expected volatility of 168%; risk-free interest rate of 6.5%; and expected life of five years. The exercise price of all options equaled or exceeded market price of the stock at the date of grant.

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

                         Titan Technologies, Inc.

                             July 31, 2000 and 1999


NOTE G - STOCK OPTIONS - CONTINUED

    A summary of the status of the Company's stock options as of July 31, 2000 and 1999 and changes during the years then ended is presented below.

                                                   2000                        1999
                                                        Weighted                    Weighted
                                                        average                     average
                                                        exercise                    exercise
                                           Shares        price         Shares        price
                                          ---------     --------     ----------     --------
   Outstanding at beginning of year ..    1,500,000     $   0.16          --        $    --
       Granted .......................         --            --      1,500,000          0.16
       Exercised .....................         --            --           --             --
   Forfeited .........................         --            --           --             --
                                          ---------     --------     ---------      --------

   Outstanding at end of year ........    1,500,000     $   0.16     1,500,000      $   0.16
                                          =========     ========     =========      ========

   Options exercisable at year end ...    1,500,000     $   0.16     1,500,000      $   0.16
                                          =========     ========     =========      ========

   Weighted average fair value of
      options granted during the year     $    --       $  0.03

   The following table summarizes information about stock options outstanding at July 31, 2000:

                            Weighted-
                             average             Weighted-
                            remaining             average
       Number              contractual           exercise
    outstanding               life                 price
    -----------            -----------           ---------

     1,500,000                3.22                 $.16

NOTE H - LITIGATION

    From time to time, the Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management and based upon advice of counsel, would not have a material effect on the Company's financial position or results of operations.

                         Titan Technologies, Inc.

                             July 31, 2000 and 1999


NOTE I - MANAGEMENT'S PLANS FOR OPERATIONS

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

       o Reduce operating and administrative expenses, and issue stock and notes payable where possible for payment of expenses.

       o Defer officer salaries if required.

NOTE J - COMMITMENTS

    The Company entered into an agreement in 1998 for legal services. The minimum commitment payments are as follows:

                     2001                              $  36,000
                     2002                                 36,000
                     2003                                 27,000
                                                        --------
                                                        $ 99,000
                                                        ========